NO ACT

DC
PE
1-4-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 6, 2008

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street, Suite 4700
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2008

Re: Nucor Corporation
Incoming letter dated January 4, 2008

Dear Mr. DeLaney:

This is in response to your letter dated January 4, 2008 concerning the shareholder proposal submitted to Nucor by Domini Social Investments LLC, Catholic Healthcare West, the Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province, the General Board of Pension and Health Benefits of the United Methodist Church, the MMA Praxis Growth Index Fund, and Trillium Asset Management Corporation. We also have received letters on the proponents' behalf dated February 12, 2008 and February 26, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adam Kanzer
Managing Director & General Counsel
Domini Social Investments
536 Broadway
7th Floor
New York, NY 10012-3915

cc, cont.:

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Mark A. Regier
Stewardship Investing Services Manager
MMA Praxis Growth Index Fund
1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Susan Baker Martin
Social Research Analyst
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 4, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Nucor Corporation
Exclusion of Shareholder Proposal Requesting Modern Slavery Report

Dear Ladies and Gentlemen:

Nucor Corporation (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting (the "2008 Annual Meeting"). The Proposal was submitted to the Company by Domini Social Investments LLC, Catholic Healthcare West, Sisters of the Holy Names of Jesus and Mary, the General Board of Pension and Health Benefits of the United Methodist Church, MMA Praxis Growth Index Fund and Trillium Asset Management Corporation (the "Proponents"). As described more fully below, the Proposal is excludible pursuant to:

1. Rule 14a-8(i)(3) because it contains statements that are materially false and misleading; and
2. Rule 14a-8(i)(7) because it relates to ordinary business matters.

A copy of this letter has been provided to the Proponents and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: Shareholders request the Board of Directors to review the company's policies and practices related to its global operations and supply chain to assess areas where the company needs to adopt and implement additional policies to ensure the protection of fundamental human rights and to report its findings to shareholders, omitting proprietary information and at reasonable expense, by October 2008."

A copy of the complete Proposal is attached hereto as Exhibit A.

CHAR1\1030577v5

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal contains statements which are materially false and misleading in several respects as described below.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. Although the Proponents cite significant policy issues in the Proposal, the Proposal (i) fundamentally relates to the Company's management and retention of indirect suppliers and (ii) involves an evaluation of risk to the Company. Accordingly, the Proposal falls within the "ordinary business" exception and may be properly omitted under Rule 14a-8(i)(7).

The Proposal violates the Commission's proxy rules.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) also provides that a proposal or supporting statement may be excluded from a proxy statement if "the company demonstrates objectively that a factual statement is materially false or misleading." The Proposal is excludible under Rule 14a-8(i)(3) because it makes materially false and misleading statements in violation of Rule 14a-9.

The second sentence in the first whereas clause of the Proposal is false and misleading. The first and second sentences read as follows:

> Bloomberg Markets Magazine reported in a cover story that "Nucor Corp., the second-largest U.S. steel company, buys pig iron made with charcoal produced by slaves." **The article reported that these suppliers were identified by Brazilian labor officials as using slaves and also discussed the use of illegal logging in charcoal camps.**

The statement in bold face type is materially false and misleading for the following reasons. First, the vague reference to "these suppliers" and the omission of accurate information creates the impression that the Company is buying pig iron directly from producers who are using slave labor. This is misleading because, as the author is careful to point out on the first page of the December 2006 *Bloomberg Markets* article, it is actually the remote producers of charcoal located deep in the Amazon jungle who sell charcoal to the Brazilian pig iron producers who in turn sell their pig iron to brokers in the United States from which the Company makes its purchases, not the pig iron producers themselves and not the direct vendors of pig iron to Nucor, who have been identified by Brazilian labor officials as using slave labor. The omission of this information is critical because the Brazilian companies that have been identified as using slave labor are indirect or third-tier, rather than direct, suppliers to the Company. Second, the Proponents, by generally referring to "these suppliers" will mislead and deceive the Company's stockholders into believing that the problem is much more widespread than it actually is. In fact, the December 2006 *Bloomberg Markets* article cited by the Proponent as support for this statement named only two producers of pig iron (that were indirect suppliers of pig iron to the Company) who had used charcoal produced by slave labor. The Proponents' omission of these significant facts therefore renders the Proposal materially misleading. (A copy of the article is attached hereto as Exhibit B.)

If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the materially false and misleading statement identified above that sets the stage for the resolution the Proponents are asking Nucor's shareholders to adopt, we respectfully request that the Staff direct the Proponents to revise the statement to read as follows:

> The article reported that two indirect suppliers of pig iron to Nucor were identified by Brazilian labor officials as using charcoal in their operations produced by other Brazilian companies that had used slave labor, and also discussed the use of illegal logging in some charcoal camps.

The Proposal deals with matters relating to the Company's ordinary business operations.

The Proposal deals with matters relating to the Company's ordinary business operations. Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. Although the Proponents attempt to tie the Proposal to significant policy issues, such as child labor and forced or trafficked labor, the Proposal fundamentally relates to the Company's relationships with its suppliers and specifically to the relationship that suppliers three levels down the supply chain have with their employees. The suppliers whose conduct is at issue in this case are indirect, or third-tier, suppliers of the Company, i.e., suppliers of raw materials to a manufacturer who sells a finished product to a supplier of the Company. The Proponents cannot avoid Rule 14a-8(i)(7) by simply citing a significant policy issue in connection with the ordinary business matters raised.

The Staff has permitted omission of shareholder proposals requesting that the registrant report on compliance mechanisms for such registrant's standards of conduct for overseas suppliers pursuant to Rule 14a-8(i)(7) because they related to ordinary business operations. See Wal-Mart Stores, Inc. (March 23, 1998); Lands' End, Inc. (March 9, 1998); The Warnaco Group, Inc. (March 9, 1998); Toys "R" Us, Inc. (March 8, 1998); Nike, Inc. (July 10, 1997); Kohl's Corporation (March 18, 1997); Xerox Corp. (February 29, 1996). Like the current Proposal, these proposals raised important policy issues pertaining to working conditions at supplier manufacturing plants, including sweatshop conditions, wage levels, child labor, freedom of association and abuse of workers. The Staff, however, considered each of the proposals to involve ordinary business matters because of the employment-related focus of the proposals. Similarly, the current Proposal should also be excludable under Rule 14a-8(i)(7) because it, too, primarily pertains to employment-related practices of suppliers.

In Release No. 34-40018 (May 21, 1998) (the "Release"), the Commission amended its rules on shareholder proposals. In the Release, the Commission reversed its position in its 1992 no-action letter *Cracker Barrel Old Country Store, Inc.* (October 13, 1992). *Cracker Barrel* provided that all employment-related shareholder proposals raising social policy issues would be excludable under the "ordinary business" exclusion. In the Release, the Division announced that by reversing *Cracker Barrel,* it would return to a case-by-case approach in determining what employment-related shareholder proposals may still be omitted based on the "ordinary business" exception regardless of social policy issues embodied in the proposals.

In providing guidelines on how to make this determination, the Release stated that the "policy underlying the ordinary business exclusion rests on two central considerations." The first relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the *retention of suppliers*" (emphasis added). The second consideration stated in the Release "relates to the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into a matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal should be excludable based on the considerations discussed in the Release. First, tasks that are fundamental to management's ability to run the Company, such as the retention of suppliers, fall into the category of ordinary course matters. The determination of when and how to do business with a particular supplier is a matter routinely dealt with by management as part of the Company's day-to-day business operations. The ongoing selection and maintenance of suppliers involves numerous business considerations ranging in scope from quality control to competitive pricing to internal and governmental compliance issues. Here, these issues are further complicated by the fact that the suppliers, whose conduct is of concern to the Proponents, are not direct, but rather third-tier, suppliers of the Company.

Second, this result is consistent with the Commission's approach to proposals which seek to "micro-manage" a company. The Proposal requests an assessment of the Company's policies and practices related to its global operations and supply-chain. The requested analysis requires a deep understanding of the industry, applicable law, and the political landscape as well as analysis of strategic information that is proprietary to the Company and highly confidential. It also requires significant business judgment, more properly exercised by Company management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. The board of directors and management are responsible for the implementation of risk management at all levels of the Company. Risk management strategy and policy design is carried out by management and overseen by the board of directors. See Section 141(a) of the Delaware General Corporation Law (the law of the jurisdiction in which the Company is incorporated) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the board of directors..."). Thus, under Delaware law, the determination to issue this type of report is within the scope of responsibilities assigned to the board of directors.

In no-action letters released subsequent to the reversal of *Cracker Barrel*, the Commission has consistently clarified that a shareholder proposal that relates to both significant social issues and ordinary business matters may be properly omitted from proxy materials pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores Inc. (March 15, 1999) (proposal requesting the company to report on actions taken to ensure that its suppliers do not use child or slave labor excludable because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group,

Inc. (March 12, 1999) (finding similar proposals excludable on ordinary business grounds because certain aspects of the proposals required the companies to implement policies regarding sustainable living wage).

Despite the social policy considerations cited in the Proposal, the Proposal fundamentally relates to the Company's management and retention of suppliers. Accordingly, the Proposal falls within the "ordinary business" exception and may be properly omitted under Rule 14a-8(i)(7), consistent with the Commission's rationale above.

In addition, this result is consistent with Staff Legal Bulletin No. 14C (June 28, 2005) (the "Staff Bulletin"), which further clarified the application of Rule 14a-8(i)(7) to proposals referencing environmental or public health issues. The Staff Bulletin provides in pertinent part:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

The Proposal fits into the above category of proposals described in the Staff Bulletin. It references public health issues, such as child labor and forced or trafficked labor, but in actuality is related to the ordinary business of the Company because it focuses on an internal assessment of the financial risks to the Company as a result of its global operations and supply chain. Specifically, the Proposal states that: "Nucor faces significant *reputational and legal risk* from its Brazilian supply chain, but has published no information about its efforts to mitigate these risks" (emphasis added). The Proposal requests in the supporting statement that the Company prepare a report including a "*risk assessment* to determine the potential for human rights abuses at the company's operations or at the operations of the company's direct or indirect suppliers" (emphasis added). These statements clearly demonstrate that the Proponents' focus is on the financial risk that the Company faces as a result of alleged links to human rights violations. This fact is further evidenced by the April 24, 2007 letter submitted to the Company by the lead Proponent, Domini Social Investments LLC, stating:

> Clearly any link to slavery or other employment practices which breach fundamental human rights damages our company's otherwise strong reputation, and may have a detrimental effect on the value of our investment. ... Therefore, we ask you to provide us with assurances that the board has taken steps to address this issue, and has established effective policies and procedures to address the presence of slavery ... in our company's supply chain.

Because the Proposal and the supporting statement require the Company to engage in an internal assessment of the risks that the Company faces as a result of its operations that may adversely affect the public's health, i.e., use of child or forced labor, the Proposal may be properly omitted under Rule 14a-8(i)(7) as relating to an evaluation of risk.

This result fits with the Commission's consistent position that analysis of risks and benefits of company policies is a fundamental and ongoing part of a company's ordinary business operations, and therefore best left to management and the board of directors. See Eli Lilly and Company (January 29, 2007) (permitting the exclusion of a proposal requesting a report on the risks that the company faces as a result of its policy of linking supply of its products to Canadian wholesalers to Canadian patient demand); Xcel Energy Inc. (April 1, 2003), Cinergy Corp. (February 5, 2004), The Mead Corporation (January 31, 2001) (all excluding proposals related to a request for a report on the company's environmental risks). A current, in-depth understanding of the risks facing the Company is an essential element of both day-to-day activities and the Company's long-term strategy.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(3) because it contains statements which are materially false and misleading. In addition, the Proposal is properly excludible pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations, despite the social policy considerations referenced in the Proposal, because it fundamentally relates to the Company's management and retention of suppliers and involves an evaluation of risks to the Company. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at 704.331.3519 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

ESD/krh
Enclosures



Exhibit A

The Way You Invest Matters®

November 20, 2007

Douglas R. Gunson
General Manager of Corporate Legal Affairs
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

Via United Parcel Service & Email

Re: Shareholder Proposal Requesting Modern Slavery Report

Dear Mr. Gunson:

I am writing to you on behalf of Domini Social Investments LLC, the manager of a family of mutual funds, including the Domini Social Equity Fund. As of September 30, 2007, our funds' portfolio held nearly 190,000 shares of Nucor Corporation.

As you may be aware, we wrote to Mr. DiMicco in April on behalf of a large group of international institutional investors seeking to address slavery and deforestation in the Brazilian pig-iron supply chain. Our original letter is attached, for your reference. We did not receive a reply until I contacted Gregg Lucas directly in your Investor Relations department. Mr. Lucas politely declined to answer my repeated questions regarding Nucor's response to this issue.

We strongly agree with your statement in the original Bloomberg Markets story on this topic that "[a]ny amount that is sold with the use of slave labor is too much." As Nucor investors, we are seeking to understand the steps Nucor has taken to ensure that its supply chain meets that high standard, to protect the workers in the Brazilian fields laboring for our benefit as well as to protect the long-term value of the company.

We are therefore submitting the enclosed shareholder proposal requesting a report to shareholders on Nucor's response to this issue for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Nucor shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Nucor shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving an identical proposal from other stockholders, as co-sponsors. I will be serving as primary contact on all matters pertaining to this resolution. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



raised by the proposal with you or other members of Nucor's executive management team at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

cc: A. Rae Eagle, General Manager and Corporate Secretary, Nucor
Gregg Lucas, Investor Relations, Nucor (via email)

Susan Baker Martin, Trillium Asset Management
Patrick Doherty, Director, Corporate Social Responsibility, City of New York, Office of the Comptroller
Sr. Susan Vickers, Catholic Healthcare West
Sr. Judy Byron, OP, Sisters of the Holy Names of Jesus and Mary, US Ontario Province
Sr. Susan Mika, OSB, Socially Responsible Investment Coalition
Daniel Nielsen, General Board of Pension and Health Benefits, United Methodist Church

Frank Pegan, CEO, Catholic Superannuation Fund
Steve Waygood, Head of Engagement, Morley Fund Management
Sérgio Rosa, President, PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil
Anne-Maree O'Connor, New Zealand Superannuation Fund
Philip Ripman, SRI Analyst, Storebrand Investments
Mark Regier, Stewardship Investing Services Manager, MMA
Rev. David Schilling, Interfaith Center on Corporate Responsibility

Encl.



The Way You Invest Matters℠

April 24, 2007

Daniel R. DiMicco
Chairman, President and CEO
Nucor Corporation
2100 Rexford Road
Charlotte, NC 28211

Dear Mr. DiMicco:

As investors with several billion US$ under management, including several million invested in Nucor Corporation, we are writing to you regarding a significant social and environmental risk that has come to our attention.

Recently, Bloomberg Markets magazine ran a cover story on the presence of slavery in the production of pig iron (see *The Secret World of Modern Slavery*, by Michael Smith and David Voreacos, Bloomberg Markets, December 2006). The article reported that inappropriate labor practices, including slavery, are being employed at charcoal plants in Brazil. These plants also rely on illegally harvested timber from the Amazonian rainforest. According to the article, this charcoal is used in the production of the pig iron sold to steelmakers, such as Nucor.

Clearly any link to slavery or other employment practices which breach fundamental human rights damages our company's otherwise strong reputation, and may have a detrimental effect on the value of our investment. Similarly, links to illegal deforestation risks undermining our company's environmental commitments, particularly as they relate to climate change.

Therefore, we ask you to provide us with assurances that the board has taken steps to address this issue, and has established effective policies and procedures to address the presence of slavery and illegal logging in our company's supply chain.

We believe it is in Nucor's best interests to develop clear policies and practices that promote best practice standards, protecting workers from labor abuses in facilities where the raw materials for our company's products are sourced, as well as the facilities where these products are manufactured or assembled. As many companies in other industries have recognized, failure to respond effectively to labor rights challenges can give rise to significant operational and reputational risks that may be avoided or minimized with effective systems of accountability and enforcement. By contrast, attention to these matters can help to secure more reliable and efficient relationships with key suppliers.

We understand that Nucor does not condone slavery or illegal logging. All companies that depend on global supply chains face significant challenges in their efforts to ensure decent working conditions, and to reduce their environmental footprint. We recognize that in the case of Brazil, slavery was found well down the supply chain. However, we believe that slavery is such an egregious violation of fundamental human rights that it creates a special obligation for companies and investors to identify all effective measures to eradicate it. We have found dialogue with corporate management teams to be an effective way to share lessons learned, and to work together to address these significant challenges.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: info@domini.com, URL: www.domini.com DSIL Investment Services LLC, Distributor

Our company stands in an important position to take responsible actions to protect long-term shareholder value, and to help eradicate slavery and illegal deforestation from its industry. We would welcome a meeting with you to begin to discuss these issues. I will contact your office within the next few weeks to arrange this.

Please do not hesitate to contact me at *akanzer@domini.com* or at (212) 217-1027 if you would like to discuss any aspect of this letter.

Yours sincerely,

Adam Kanzer
Managing Director & General Counsel
Domini Social Investments LLC

Frank Pegan
CEO
Catholic Superannuation Fund

Steve Waygood
Head of Engagement
Morley Fund Management

Sérgio Rosa
President
PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil





Adrian Orr
CEO
New Zealand Superannuation Fund

Hans Aasnæs
CEO
Storebrand Investments

Mark Regier
Stewardship Investing Services Manager
MMA

Patrick Doherty
Director, Corporate Social Responsibility
City of New York, Office of the Comptroller

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corporation

Cc: Rev. David Schilling, Interfaith Center on Corporate Responsibility



Modern Slavery Report

WHEREAS:

- Bloomberg Markets Magazine reported in a cover story that "Nucor Corp., the second-largest U.S. steel company, buys pig iron made with charcoal produced by slaves." The article reported that these suppliers were identified by Brazilian labor officials as using slaves and also discussed the use of illegal logging in charcoal camps. (*The Secret World of Modern Slavery, by Michael Smith and David Voreacos, Bloomberg Markets, December 2006*)
- The US State Department reports: Brazil "is a source and destination country for men, women, and children trafficked for the purposes of ... forced labor" and the government's efforts to address this "widespread" issue were "insufficient." (*U.S. State Department Trafficking in Persons Report (June 2005)*)
- The State Department reports: "Internal trafficking of rural workers into forced labor schemes was a serious problem" and "[t]his typically occurred when employers recruited laborers from poor, rural towns and transported them to remote areas where escape was difficult. Workers then were obliged to toil in brutal conditions until they were able to repay inflated debts." (*US State Department Country Reports on Human Rights Practices (Released March 6, 2007)*)
- Nucor's General Counsel stated: "Any amount [of pig iron] that is sold with the use of slave labor is too much." (*Secret World of Modern Slavery*)
- Slavery is an international crime, actionable in the United States under the Alien Tort Claims Act (ATCA). The ATCA has increasingly been used against corporate defendants, including Drummond, Unocal, Coca-Cola and Talisman.
- Amazon deforestation is a significant problem, with implications for indigenous peoples, biodiversity and climate change. Nucor's pig iron purchases may be exacerbating this problem.
- In our view, Nucor faces significant reputational and legal risk from its Brazilian supply chain, but has published no information about its efforts to mitigate these risks. Nucor refuses to engage in dialogue with proponents about these issues.

RESOLVED: Shareholders request the Board of Directors to review the company's policies and practices related to its global operations and supply chain to assess areas where the company needs to adopt and implement additional policies to ensure the protection of fundamental human rights and to report its findings to shareholders, omitting proprietary information and at reasonable expense, by October 2008.

SUPPORTING STATEMENT

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses at the company's operations or at the operations of the company's direct and indirect suppliers, in each country where the company operates or purchases raw materials, with a particular focus on the use of child labor, or forced or trafficked labor, whether in the form of prison labor, indentured labor, bonded labor or labor persuaded by false incentives.
2. A report on the current system in place to ensure that the company and its suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.
3. The company's strategy of engagement with internal and external stakeholders relating to human rights issues.

Exhibit B

THE SECRET WORLD OF


MODERN

By Michael Smith and David Voreacos

Hundreds of thousands of workers toil without pay in Latin America, producing timber, gold and the charcoal used to make steel. Their labor goes into materials bought by major companies— including General Motors, Kohler, Toyota and Whirlpool.

Labor inspector Benedito Silva Filho and six armed police officers move cautiously through the gray smoke that hugs the ground in the Carvoaria Transcametá work camp near the city of Tucuruí in the Brazilian Amazon. Enveloped in the haze is a solitary man, dressed in soiled red shorts and worn-out plastic sandals. Alexandre Pereira dos Reis stops shoveling charcoal from a kiln after working for eight hours and, wheezing, walks slowly toward the inspectors. The laborer says malaria, a chronic cough and the 95-degree-Fahrenheit heat have gotten the best of him. "This hits you hard," dos Reis, 32, says. "I would leave if I could, but I need the work."

Like hundreds of thousands of workers in Latin America, dos Reis collects no wages. He toils six days a week and can't afford to leave; he doesn't have enough money to get back to his home in Teresina, 500 miles away in northeastern Brazil. Dos Reis lives next to the brick kilns at Transcametá in a shack with no ventilation, running water or electricity. The charcoal he and the other laborers produce by burning scraps of hardwood will be trucked south to a blast furnace that's six hours away. It will be used there to make pig iron, a basic ingredient of steel. That pig iron will be purchased by brokers, sold to steelmakers and foundries and then purchased by some of the world's largest companies for use in cars, tractors, sinks and refrigerators made for U.S. consumers.

"This is slavery," Silva, 49, says. His eyes tear from the acrid smoke. Silva has descended unannounced in September on this charcoal-making camp—one of about 1,000 in the Amazon—to investigate reports that it uses unpaid labor. The policemen who flank him wield automatic

PHOTOGRAPHS BY CLAUDIO PÉREZ



Smoke engulfs a man at a charcoal camp in Brazil where government inspectors found 29 slaves.

weapons, ready to fend off the deadly violence that Silva says is part of his job. They determine all 29 workers are slaves who haven't been paid in months.

More than a century after Brazil became the last country in the Americas to abolish slavery, in 1888, nearly 1 million men and women work for little or no wages as forced laborers in Latin America, according to the Geneva-based International Labour Organization (ILO), a United Nations agency that tries to improve working conditions. The products of Latin American slave labor end up in cars and trucks made in the United States by Ford Motor Co., General Motors Corp., Nissan Motor Co. and Toyota Motor Corp. Pig iron that goes into steel used by Whirlpool Corp., the world's largest appliance maker, and is used in foundries at Kohler Co., which makes sinks and bathtubs, can be traced back to slaves in Brazil. Nucor Corp., the second-largest U.S. steel company, buys pig iron made with charcoal produced by slaves. In Peru, slaves mine gold that ends up at the world's biggest banks. Other Peruvian slaves log mahogany that's been used in Andersen Corp. windows and C.F. Martin & Co. guitars.

Three companies—Ford, General Motors and Kohler—say they didn't know that steel they were using was made from material produced with the help of slaves. Ford and Kohler have bought pig iron from importer National Material Trading Co., which is supplied by a charcoal camp that Brazilian officials say uses slaves. Dearborn, Michigan-based Ford, the world's third-largest automaker, and Kohler, Wisconsin-based Kohler say they stopped buying pig iron from National Material Trading immediately after being asked by Bloomberg News about the Brazilian findings.



A charcoal worker at the Transcametá camp near Tucuruí, Brazil, takes a rest.

"We wanted to suspend the shipments until we understand exactly what is going on and if in fact this material is making its way into our supply chain," says Tony Brown, Ford's senior vice president for global purchasing. "We take this matter very seriously." If National Material Trading can't certify that the charcoal in its pig iron was produced without slave labor, Ford will use alternate suppliers, he says.

Kohler says it will conduct its own investigation. "It is clearly disappointing to find that our broker's supplier's supplier employed slave labor practices," says Steve Cassidy, director of global procurement at Kohler. "The use of slave labor is an illegal, unethical and abhorrent practice."



'Slavery is endemic to the charcoal camps,' Brazil's head of slavery inspection says.

Whirlpool opposes involuntary labor and complies with laws in all countries, spokeswoman Jody Lau says. She says Whirlpool relies on suppliers to ensure proper work practices.

National Material Trading, based in Elk Grove Village, Illinois, imports 1.5 million metric tons of pig iron a year from Brazil, General Manager Tim Hogan says. He says one of its major suppliers is Cia. Siderúrgica do Pará SA, or Cosipar, Brazil's third-largest pig iron exporter. Hogan declined to comment about slavery.

Brazilian pig iron is part of almost any product in the U.S. that uses steel, says Hogan, who's been trading scrap metal and pig iron for 30 years. "It could be in your car, your refrigerator," he says. "It could be in beams for the roadway, any kind of construction, any kind of oil industry stuff. Everything."

National Material Trading sells pig iron to Intermet Corp., a Fort Worth, Texas-based auto parts producer that makes components for General Motors. Detroit-based GM, the world's



Clockwise from left: Scraps of wood are piled next to kilns. Workers seek shelter from the sun. An outhouse is little more than a hole surrounded by planks.





biggest carmaker, stopped using Intermet as a supplier on Oct. 12 after concluding the company wasn't answering questions about slave labor quickly enough, says Bo Andersson, GM's vice president of global procurement and supply. "Intermet didn't act like they had a sense of urgency," Andersson says. Intermet supplies GM with about $3.2 million of engine and transmission components each year and sells other parts to GM's suppliers, GM spokeswoman Linda McGill says.

On Oct. 19, GM reinstated Intermet as a supplier after concluding the company provided sufficient documentation that its supply chain was free of forced labor, says GM spokeswoman Deborah Silverman. Intermet President Jeff Mihalic says his company doesn't buy any pig iron derived from slavery. "Intermet asked for and received certification from National Material Trading that the company's suppliers, including Cosipar and Cosipar's suppliers, do not use forced labor," Mihalic says. He met with GM on Oct. 19 and persuaded the company to keep Intermet as a supplier.

Intermet also supplies parts to DaimlerChrysler Corp., based in Auburn Hills, Michigan. DaimlerChrysler spokesman Mike Aberlich says the company isn't aware of using any products that can be traced to slave labor. "Intermet informed



A policeman armed with a submachine gun stands watch over a group of enslaved workers at a charcoal camp in the Brazilian Amazon. Inspectors found 'absolutely degrading conditions.'

us they do not make direct use of slaves," Aberlich says. "They are conducting an immediate analysis of their own supply base. We do not accept any involvement with slave labor in our supply chain."

Toyota, the world's second-largest automaker, and Nissan, Japan's second-largest carmaker, say they have difficulty monitoring the parts and raw materials purchased by their suppliers. "We are reviewing this situation, and if we determine that a supplier uses slave or child labor, appropriate action will be taken," says Frederique Le Greves, a U.S. spokeswoman for Tokyo-based Nissan. Toyota, based in Toyota City, Japan, will remind suppliers that it doesn't accept parts from companies engaging in illegal or unethical practices and will ask them to check for abuses, spokesman Dan Sieger says.

Slave-labor charcoal camps like Transcametá are scattered along the Amazon in Brazil, in a rain forest that covers an area 10 times the size of France, says Marcelo Campos, who runs the Brazilian labor ministry's Grupo Especial de Fiscalização Móvel, or Special Mobile Enforcement Group. "Slavery is endemic to the charcoal camps that supply the pig iron industry," says Campos, whose group has freed more than 20,000 slaves in the past decade. "We see it time and time again."

Campos says worldwide demand for pig iron drives the use of slaves. "These are people who have absolutely no economic value except as cheap labor under the most inhumane conditions imaginable," he says. "And none of it would exist without multinational companies demanding the products they produce. They are a key part of the globalized, export-oriented economy Brazil thrives upon."

Pig iron producer Cosipar, based in Marabá, Brazil, was buying most of the charcoal produced by slaves at Transcametá, says Luercy Lino Lopes, a labor prosecutor who participated in the September raid on the camp. "They have a direct responsibility for those workers and the conditions at the camp," says Lopes, 43, who has been inspecting charcoal camps since 1993. During the raid, the task force ordered Transcametá to shut down, and Cosipar agreed to pay back wages to all workers, Lopes says.

Cosipar Executive Vice President Claudio Monteiro says he doesn't think workers at Transcametá were slaves because they weren't being held by force. "They were degrading conditions," he says. "But this is not slavery." He says Cosipar, a privately held company, has built bathrooms and barracks for workers as required by inspectors. Transcametá, which supplies 7 percent of Cosipar's charcoal, has reopened and is legally producing charcoal now, Monteiro, 35, says. Cosipar sells most of its pig iron to National Material Trading, he says.

'Any amount that is sold with the use of slave labor is too much,' Nucor's general counsel says.

Charlotte, North Carolina-based Nucor has bought pig iron from suppliers that Brazilian labor officials say used slaves to produce charcoal. Nucor Chief Executive Officer Daniel DiMicco says the company will launch its own investigation into whether its pig iron is derived from slave labor. "We will look into the allegations," he says. "If verified, we will not be buying from those brokers and producers until those matters are remedied according to Brazilian law."

DiMicco says Nucor's suppliers told the company two years ago that Brazilian pig iron was not the product of slave labor. "I was hopeful that the Brazilian government would have remedied this situation when it was first brought up several years ago," he says. "Apparently, they're making headway, but not fast enough."

Nucor will buy about 2 million tons of pig iron this year, including 150,000 tons from National Material Trading, Nucor General Counsel Douglas Gunson says. Of that, 760 tons come from Cosipar, he says. "Any amount that is sold with the use of slave labor is too much," he says.

Just a hint of slavery in a supply chain is unacceptable, says

Kevin Bales, president of Free the Slaves, the U.S. arm of the oldest human rights group in the world. "Slavery is a very serious crime," says Bales, author of *Disposable People: New Slavery in the Global Economy* (University of California Press, 324 pages, $19.95). "It's not a crime where it's OK to have a little. This is a crime where all national and international law makes clear that a single instance is far too much."

The immigration and customs enforcement arm of the U.S. Department of Homeland Security has active investigations into imports of commodities from Brazil that may have been produced by forced labor, spokesman Dean Boyd says. Companies that knowingly buy such products can be prosecuted under the U.S. Tariff Act of 1930, he says.

Modern-day slaves in Latin America aren't bought and sold as slaves were in the U.S. before the Civil War. They're lured from impoverished cities in Brazil's northeast or from the Andean highlands of Bolivia and Peru. Recruiters dispatched by slave camp owners promise steady-paying jobs, Campos says. Once at the Amazon camps, some workers are forced—at times at gunpoint—to work off debts to their bosses for food and clothing bought at company stores. Many go months without pay or see their wages whittled to nothing because of expenses such as tools, boots and gloves. Lack of money, an impenetrable jungle and a long distance to get home make it impossible for the slaves to leave.

At camps visited by Bloomberg News in Brazil and Peru, slaves live where they work, in clearings surrounded by miles of jungle. They make charcoal, mine for gold, log mahogany and clear trees for cattle pastures. Many spend their nights in lean-tos they make from plastic sheeting they throw over branches, in places open to rain and snakes. They may drink contaminated water from stagnant pools shared with cattle. Their bathrooms often are open holes they dig in the earth. And they eat rancid scraps of meat along with rice, beans or watery stews.

Death is a part of the job. Gregorio Maguin, a physician in the Peruvian gold-mining town of Delta 1, near Huepetuhe, says slaves and their children die because they don't receive timely or adequate medical treatment. Maguin says he examines about 10 miners a day who have malaria. He estimates that about three miners will get tuberculosis each month as they work in the cold, muddy water that pools in the mines.

Slavery has long been entrenched in Brazil in the making


From slaves to cars*
Auto and appliance companies use steel made from pig iron smelted with charcoal that's produced by slaves in the Amazon.
KOHLER
Bathtubs, kitchen sinks
Kohler, Wisconsin
Whirlpool
Appliances
Benton Harbor, Michigan
GM
Vehicles
Detroit
TOYOTA
Cars
Georgetown, Kentucky
Kohler
Benton Harbor
Detroit
U.S.
Georgetown
New Orleans
4
Pig iron is shipped to steelmakers and foundries through New Orleans. Companies use pig iron or steel to make products.
Cosipar ships pig iron to U.S. broker from São Luís.
Slaves near Tucuruí produce charcoal sold to Cosipar, inspectors say.
1
2
3
Tucuruí
São Luís
Marabá
BRAZIL
Cosipar uses charcoal to make pig iron at its Marabá plant.
*Not all companies that use Brazilian pig iron are included in the map. Information is as of Sept. 3.
Sources: Cosipar, foundries, steel companies

At a camp that sits in a clearing in the Amazon near Tucuruí, Brazil, a worker shovels charcoal from a kiln amid the heat and smoke.



More than two decades of unregulated gold mining with slaves near Huepetuhe, Peru, have turned 125 miles of jungle into a moonscape of eroded hills and silt-clogged rivers.



of charcoal used to create pig iron, Campos says. Pig iron helps to increase the iron content of steel made by melting recycled steel in electric arc furnaces, a process used in more than half of U.S. production. The material was originally made by pouring molten iron into molds that somewhat resembled suckling pigs. Today, pig iron producers remove oxygen from iron ore in a blast furnace process that adds carbon. In most parts of the world, producers use coke, which is derived from coal, as both a fuel for the furnaces and a source of carbon.

In Brazil, pig iron manufacturers use charcoal instead, says Donald Sadoway, a professor in the department of materials science and engineering at Massachusetts Institute of Technology in Cambridge. The charcoal comes from places like Transcametá, the camp raided in September.

The scene at Transcametá is primitive. A man stoops to light a pyre of wood he's packed into a kiln, and he winces from the smoke. The wood will smolder for eight days until it turns into charcoal. Another man is on his knees, panting, his eyes bloodshot. He claws with callused hands at fist-sized chunks of charcoal in a kiln and throws them onto a pile.

As the raid unfolds, five labor inspectors, six police officers and prosecutor Lopes fan out across the jungle clearing. In a five-day inspection, they photograph the areas around the kilns and barracks, and they interview workers.

Dos Reis, the laborer from Teresina, watches from the windowless, tin-roofed shack where workers live, 100 feet from the kilns. "Sometimes it gets so hot in here you don't want to come in," he says. Dos Reis coughs up a glob of black spittle. In July, he contracted malaria from the mosquitoes that swarm the camp, medical records show, and he says he gets exhausted early in the day and has to stop work. Twenty feet away, a man walks by a patch of ground covered with human excrement that serves as a camp bathroom.

'Forced labor is widespread, and there's very little anyone can do about it,' a Peruvian official says.

Dos Reis came to the area in August 2005, following a brother who had found work in Tucuruí. Dos Reis started working at Transcametá in November 2005. The laborer is trying to support a 9-year-old daughter he left at home. He says he hasn't been paid in more than three months. He says he's working anyway because he's afraid he won't see any wages if he leaves.

As dos Reis tells his story, two men come up a steep, slippery trail, carrying buckets filled with water from a shallow well. It's the only drinking water the workers have. In the same gully, two young women who serve as the camp cooks and laundresses wash ripped shirts and pants in stagnant green water. Two men stand in the waist-deep water, scrubbing black charcoal off their chests.

At a nearby charcoal camp called Carvoaria do Jorge, raided on the same day, inspectors find Pedro da Silva Conceição tending kilns. Conceição, dressed in shorts and flip-flops and caked in dust, says he hasn't been paid in four months. He says his boss told him he'd accumulated 9,000 reais ($4,186) in debt for food and shelter. "I don't understand where all that debt comes from," Conceição, 63, says. "I guess I just have to pay it off little by little, but it will take a long time."

The Transcametá and do Jorge raids are peaceful. Not all of them are. During a Feb. 8 inspection of a cattle ranch in the southwestern Amazon, Inspector Silva says, he cowered in a


DE PLACER

Top, two exhausted workers lie on makeshift beds at a gold camp in Peru. Above, a woman sits with her baby near a mine.



Wilma Huamani Sacsi says her baby died because her boss wouldn't help her when she worked in a Peruvian slave camp.

bathroom as six gunmen opened fire, sparking a 10-minute shootout with police. On Jan. 28, 2003, gunmen shot and killed three labor ministry inspectors and their driver execution style at a farm near Unai, Brazil. "You can't underestimate what's at stake here," Silva says. "People are willing to defend slavery by force."

Labor prosecutor Lopes concludes that Cosipar is responsible for conditions at Transcametá. On the fourth day of the inspection, a representative of Cosipar and the camp's owner sign an agreement with the prosecutor. Cosipar, without admitting it was the formal employer of the workers, agrees to pay back wages and damages and to improve bathrooms and barracks at the camp. Dos Reis was paid $2,253 for three months' back wages and damages, according to the labor ministry. The agreement, dated Sept. 5, says there are "absolutely degrading conditions" at the camp, with "total violation of minimum principles of human dignity for the workers."

Cosipar's Monteiro says the agreement doesn't use the word *slavery*. "If it were slavery, why don't they put it in here?" he says, pointing to the document. Lopes says that his inspectors did find slavery at the camp. He says he didn't write that Cosipar used slavery because he wanted the company to sign the agreement immediately, pay the workers and make improvements. He says he routinely words documents that way in order to help workers as quickly as possible.



A worker stands in mercury-contaminated water at a Peruvian gold mine camp.





Brazilian law defines slavery as severely degrading work conditions. In almost all cases, inspectors found workers hadn't been paid in months. The ILO defines forced labor as work performed involuntarily under threat of penalty. Workers are paid little or no money and face physical or psychological coercion, the ILO says.

In the making of charcoal, illicit deforestation and illegal work conditions go hand in hand, says Silas Zen, forestry director at Ferro Gusa Carajás, a pig iron plant in Marabá, Brazil. Zen says pig iron producers buy charcoal from illegal camps because it would take at least a decade to grow trees and provide enough wood to make the charcoal to meet their needs. He says his company uses no slave labor to make its charcoal; it relies on its own employees and its own eucalyptus forest, which covers an area the size of New York City.

Ferro Gusa Carajás is a joint venture owned by Nucor and Cia. Vale do Rio Doce, or CVRD, the world's largest producer of iron ore. A tour of the company's forests, about 124 miles east of Marabá, shows markedly different conditions from those at Transcametá. In one clearing, about 100 kilns are lined up. Workers wear beige work uniforms, hard hats and company-issued steel-toed boots. Fire extinguishers are close at hand, and there's a first-aid station, a cafeteria and a shower house for workers. The plant in Marabá is the only iron smelter in the Carajás region that gets all of its charcoal from legal suppliers, Zen says. "The truth is that if the government today insisted that the industry here use only 100 percent certifiably legal charcoal, the whole industry, with the exception of our plant, would have to shut down," he says.

Cosipar says it has a program to grow its own trees for making charcoal. By 2014, the company will have planted enough trees to supply all of its charcoal needs, Monteiro says. The company is also starting to use coking coal, which will help reduce its charcoal consumption by 37 percent by 2009, he says.

On Aug. 13, 2004, 14 pig iron producers in Brazil, including Cosipar, signed a pact called a "commitment to end slave labor." The industry promised the government it would work to identify suppliers using slaves. "Degrading work and slave labor are serious human violations," the pledge said. The pig iron companies set up an association to "assure dignity for workers in the pig iron production chain." The group hired auditors to inspect charcoal camps for slavery. Since then, the group has decertified 125 charcoal suppliers for failing such inspections, according to its Web site.

In February and June, months before Brazil's Special Mobile Enforcement Group raided Transcametá and concluded the camp used slave labor, the trade group's auditors inspected the same site. The trade group allowed the camp to remain open and supply Cosipar, and it requested new bathrooms and sleeping quarters, Monteiro says.

The government task force has determined that some pig iron companies aren't abiding by the pact. In the past two years, inspectors have raided at least seven charcoal camps that supply pig iron exporters and removed workers they determined to be slaves, Campos says.

On March 9, inspectors raided a camp in Dom Eliseu in

In 2004, Brazilian pig iron makers signed an agreement to 'end slave labor.'




Below, shops near Peruvian slave camps sell Volvo parts. Right, Cuatro Amigos gold mine camp near Huepetuhe, Peru


CAT
CAT
PERNOS






Above, Delta 1, a gold-mining town in Peru. Right, a silt-choked river amid the gold mines in Peru. Far right, workers pump gold-laden mud from an open pit mine in an Amazon clearing.





the southeastern Amazon and discovered 13 workers in conditions "analogous to slavery," a government report says. The camp, Fazenda Turmalina, was selling all of its production to Siderúrgica do Maranhão SA, or Simasa, according to statements taken from a company representative. Recife-based Simasa, which is owned by industrial group Queiroz Galvão SA, counts Nucor as a "main customer" through its brokers, spokesman Paulo Afonso wrote in an e-mail response to questions.

On April 1, inspectors raided Carvoaria do Gute, another charcoal camp in Dom Eliseu that supplies Simasa. The camp, which had been decertified by the industry's own anti-slavery group, was still open and inspectors "rescued" 18 workers there, government documents show. Simasa spokesman Luis Gomes says the company condemns the use of slave labor and has stopped buying from charcoal camps accused of illegal activities. Campos says a rescue of workers takes place when inspectors have determined the people were slaves who had to be paid.

'We'll pay those who are really working,' says the foreman at a gold mine slave camp in Peru.

On May 18, inspectors raided Carvoaria do Mineiro, a charcoal camp in São Geraldo do Araguaia that was supplying Usina Siderúrgica de Marabá SA, known as Usimar, according to a government report. The men had been recruited from a town about 100 miles away and had never been paid, aside from small advances for food, inspectors found. The officials identified three children at the camp. The inspectors rescued 22 people. Usimar agreed to pay a total of $46,339 of back wages and damages to the laborers, the report says. Usimar officials didn't respond to requests for comment.



The challenge that major companies face in vouching for the integrity of supply chains that stretch back to camps in the Amazon can be seen in the case of Cosipar.

The charcoal from Transcametá is loaded into trucks and taken to Cosipar's pig iron plant in an industrial district in Marabá, 1,300 miles north of Rio de Janeiro. During a Sept. 20 visit to the Marabá plant, 60 trucks loaded with charcoal are lined up outside the factory. Charcoal and iron ore move on a conveyor belt to the top of a six-story, rust-colored blast furnace, which is tended by workers in hard hats and protective suits.

A stream of water bathes the roaring furnace to keep it from overheating. The pig iron cools into 11-pound ingots about the size of soft-drink cans, which are taken by truck to the port of Barcarena, near Belém on the Atlantic coast. Some of the pig iron is put on rail cars and transported to the port of São Luís. At the ports, the pig iron is loaded onto ships.



Tito Hurtado wasn't paid anything for three months of work at the Cuatro Amigos gold mine in Peru.

'I don't think that slavery exists in Latin America,' an executive at the largest U.S. mahogany importer says.

Most of the 330,000 tons of pig iron Cosipar expects to produce this year will be shipped to the U.S., mainly via New Orleans, Monteiro says. National Material Trading has been Cosipar's broker in the U.S. for nine years.

One buyer of National Material Trading's Brazilian pig iron has been Ford's casting plant near Cleveland, which mixes pig iron with scrap metal to make engine parts. The plant builds engine blocks for F-150 pickups, Focus sedans and Explorer and Expedition SUVs. Ford halted purchases from National Material Trading on Oct. 5. The company will make sure none of its suppliers buys materials made by slaves and will change suppliers if necessary, Ford's Brown says.

Intat Precision Inc., a Rushville, Indiana–based foundry and casting company owned by an affiliate of Toyota, buys Brazilian pig iron from National Material Trading to make steel in two foundries, says Andy Lambros, Intat's chief metal buyer. Intat produces engine parts for Toyota, according to Intat's Web site, including engine brackets for Avalon sedans, exhaust flanges for Camry sedans, brake drums for Tacoma pickups, brake rotors for Tundra pickups and parts for Lexus RX 330 SUVs.

Intat parts end up at Toyota factories, including the company's largest U.S. plant, located in Georgetown, Kentucky. Intat has been buying Brazilian pig iron from National Material Trading since 1990. Intat prefers Brazilian pig iron because it rarely varies in chemical makeup, Lambros says. Intat is owned by Toyota City, Japan–based auto parts manufacturer Aisin Seiki Co. Toyota is Aisin's principal stockholder.

In a written response, Lambros says Intat isn't aware of using any products traced to slave labor. "Intat does not condone to any degree the abuses you outlined," he wrote. "We will take every step necessary to purchase materials from suppliers and subsuppliers that respect the rights of all people. Intat is now taking actions to review our entire supplier chain."

Brazilian pig iron also goes into sinks and bathtubs. Kohler has been buying about 900 tons of pig iron from Brazil yearly from National Material Trading, says Kevin Fair, Kohler's metals buyer for sinks and tubs. Kohler feeds the pig iron into a foundry in Wisconsin to make the base for enameled bathtubs and kitchen sinks. "Anything we make out of cast iron uses pig iron, and a lot of it comes from Brazil," Fair says.

Kohler's Cassidy says the company forbids suppliers and their subcontractors from using slave labor. He says Kohler has stopped buying pig iron from National Material Trading so it can investigate the Brazilian government's findings.

Waupaca, Wisconsin–based foundry and casting company ThyssenKrupp Waupaca Inc. buys about 35,000 tons of pig iron a month from National Material Trading to make parts for DaimlerChrysler, Ford, GM, Nissan and Toyota, says Doug Pohl, who purchases metals for ThyssenKrupp Waupaca, a unit of

ThyssenKrupp AG, Germany's biggest steelmaker. The company also makes brake calipers for the Honda Civic, according to its Web site. "Virtually every model that Ford and GM sell have our parts," he says. The pig iron the company uses is made to its specifications by Cosipar and purchased from National Material Trading, Pohl says.

Honda says it's conducting an investigation into the slavery question. "Honda does not tolerate any unfair or inhumane labor practice," spokesman David Iida says.

ThyssenKrupp spokesman Christian König says he's surprised to learn about the use of slave labor. "ThyssenKrupp Waupaca is committed to policies that promote, and do not diminish, social responsibility," he says. "We are looking into your allegations."

ThyssenKrupp Waupaca also makes brake drums and weights for Deere & Co. tractors and combines. Moline, Illinois-based Deere is investigating whether parts it buys from Waupaca contain Brazilian pig iron, Deere spokesman Ken Golden says. "John Deere will not engage in or support the use of forced or involuntary labor and will not purchase materials or services from a supplier utilizing forced or involuntary labor," he says.



Rising waters caused by silt flowing from nearby gold mines fill the streets of Huepetuhe, Peru, with fetid, sewage-tainted muddy water.

While Brazilian authorities have made some headway in tracing the use of pig iron that originates with slaves, their counterparts in Peru have had little success tracking the trail of a more precious commodity that also starts with forced labor: gold. "There's really no information," says Guillermo Miranda, who heads a Peruvian government task force directed against forced labor. "There's no structure out there to measure the problem."

'We're talking about people forced to work in the worst conditions imaginable, without pay,' Peruvian judge Juan Climaco says.

About 25,000 people work in gold-panning sites in the Amazon, producing more than 7 metric tons a year. There are at least 2,000 such mines, which have turned 125 miles of rain forest into a moonscape of scarred mounds and rivers choked with mercury-tainted silt. The gold makes its way into some of the biggest banks in the world, says Grant Angwin, a Salt Lake City-based general manager at London-based gold refiner Johnson Matthey Plc, which buys most of the gold from the area. Angwin declined to comment about slavery.

Thousands of miners go without pay for months and are not permitted to leave, says Juan Climaco, a judge based in Huepetuhe, a town of 12,000 in the Peruvian Amazon, who's investigating more than 30 slavery cases. "We are talking about people forced to work in the worst conditions imaginable, without pay, and they really have no way out," Climaco, 38, says.

In Delta 1, a mining town on the western edge of the Amazon, Wilma Huamani Sacsi cries as she recalls the death of her son, Luis Alberto, weeks before he would have turned two. She'd been working without pay as a cook in a gold mine for five months until late April, when her son grew gravely ill. He had crawled in the dirt at her feet and eaten the same watery soup, rice, beans and bits of meat she prepared for the miners. "This is exploitation of the worst kind," Huamani, 33, says. "I know that. No one has the right to treat another human being like this."

Luis Alberto's belly grew swollen from a kidney infection. Huamani begged her boss, Chedo Mateos, for enough money to visit a health clinic, she says. "I needed the money to save my little boy, but the boss just screamed at me and told me to go back to work," she says. Mateos couldn't be located for comment.

Huamani says she set out on foot, walking 14 miles to the nearest clinic, cradling her son in her arms. Maguin, the doctor at a clinic in Delta 1, says he told her she needed to make a 120-mile journey to a hospital to save her son. Huamani begged on the streets for money to pay for the next leg of her journey. By the time she had raised the money, it was too late. Luis Alberto died on May 17, Maguin says. "I had to bring him all the way back here, dead in my arms," Huamani says, sobbing. "I didn't even have enough money for a coffin. We had to bury my little boy in the dirt across the river."

Huamani coughs frequently, her 5-foot-2-inch frame shuddering because she's suffering from tuberculosis, Maguin says. She came to the area from a farm near Cuzco in Peru's impoverished Andean Altiplano plateau, where there are few jobs. She's found part-time work in a restaurant in Delta 1, hoping to scrape together enough money for the journey home.

Slavery frequently brings sickness and death, Maguin says. About 90 percent of the children he treats have intestinal parasites from drinking polluted water, playing in the mud in the streets or swimming in streams where sewage flows, he says. "Unfortunately, cases like this aren't that uncommon," says Santos Cordero, a 55-year-old shopkeeper who volunteers as the sole representative of Peru's central government in Delta 1. When workers bring him a complaint, Cordero contacts government ministries.

Men and women take jobs in slave camps because there's no work to be found at home. About 100 miles from Cuzco, Helena Condori has been sharing her family's adobe hut on a wind-swept plateau with her sister and two nephews. Condori, 37, is starting to worry. Her brother-in-law, Tito Hurtado, left in April, lured by the promise of jobs in gold mines on the other side of the snow-capped Andean peaks. Hurtado, 25, wanted to send money to his wife, Rosana Condori, to put their 8-year-old son through school and buy milk and clothes for their 1-year-old daughter.



Alexandre Pereira dos Reis hadn't been paid for three months of work at a Brazil charcoal camp when inspectors raided it and freed him.

Hurtado found work at Cuatro Amigos, or Four Friends, a mine near a fetid heap of mud close to Huepetuhe. He says he hasn't been paid in the three months he's been there. "I want to leave, but it's hard, because if you try to leave, you don't get paid," he says. "You really have no choice. They treat us like slaves."

Hurtado says the camp foreman, Walter Chungue, told him to be patient. He says he's afraid to leave because Chungue could then claim he abandoned his job and never pay him.

Chungue, 35, says some of the men at the camp haven't been paid because they aren't working as hard as they should. "We'll pay those who are really working," he says.

The 91-degree-Fahrenheit tropical heat is turning the June morning's rain into steam, and Hurtado won't have a work break until 1 p.m., two hours away. He's directing the driver of a Volvo truck to dump 15 tons of gold-flecked mud into a chute atop a 40-foot-high mud heap.

Göteborg, Sweden–based Volvo AB, Europe's second-largest truckmaker, supplies most of the machinery used in the gold camps near Huepetuhe, says Jean Falvy, who until August was sales manager at an independent Volvo distributor in Lima, Peru. Volvo spokesman Marten Wikforss says the company has sold 71 Volvo trucks and 135 pieces of heavy equipment in the area from 1992 to 2003. Mine operators using that equipment buy about $100,000 in spare parts monthly, Falvy says. "It's an important market for Volvo in Peru," he says.

'I want to leave, but it's hard,' a gold mine worker says. 'You really have no choice.'

Wikforss says the company can't keep track of how its equipment is used, and it hasn't heard of forced labor being used by its customers. "In some instances, there are deplorable working conditions in Peru, but none of our employees has heard anything to the effect of slave labor," he says. "It's possible that independent Volvo dealers have sold to them. I can't rule that out."

Climaco, the judge in Huepetuhe, has collected 39 complaints in the first half of this year from mineworkers who haven't been paid. "This kind of thing is widespread," Climaco says at the Cuatro Amigos mine. "The labor conditions are truly horrible. It's staggering to witness."

At Cuatro Amigos, two mud-drenched men crouch in wooden stalls on each side of a chute and direct fire hoses onto the mud to liquefy it. The mud races down the wooden slide, leaving behind specks of gold. The rest oozes into a 1-square-mile mud flat that's choked every tree and plant it touches.

A few hundred miles to the north, in a swath of the Peruvian Amazon near Brazil, an estimated 33,000 people work as forced laborers in logging camps, according to a 2005 report by the ILO. The report was endorsed by the Peruvian government.

On Sept. 25, 2004, Ramón Pizango lost his footing while hauling a mahogany log across a slippery trail in the Amazon, says his brother, Geyner, who was working with him. A 330-pound timber slammed onto Ramón's back. Ramón, Geyner, another brother, a half brother and three friends were illegally felling mahogany. They had been recruited in July 2004 by a logging broker in Pucallpa, a mahogany port, and hadn't been paid for two months. Ramón lay in pain from the injury at the camp for a month without any medical attention, his two brothers say. Then, on Oct. 22, 2004, a Brazilian army patrol raided the camp and accused the workers of being in Brazil, not Peru, to log mahogany illegally.

The troops dynamited the mahogany logs, burned the camp and jailed the men in Brazil for more than two months, Geyner,

29, says. His mother, Casilda Shapiama Martínez, says Ramón was gaunt, jaundiced and bedridden when he was deported to Peru on Jan. 7, 2005. Eight months later, Ramón died at the age of 22 after being treated at the Regional Municipal Hospital in Pucallpa, according to medical records. He'd been diagnosed with AIDS, the records show.

"It's hard to think of worse exploitation than what we went through," says Geyner, who has sunken cheeks and a wiry frame. "The Brazilians called us modern slaves, and they were right. We were sent into the jungle, imprisoned for trying to make an honest wage and treated like animals."

Andersen window maker spokeswoman Maureen McDonough says the company stopped using Peruvian mahogany on Oct. 1. "We are aware that business dealings in Peru are challenging, at best," she says. Bayport, Minnesota–based Andersen is now buying mahogany from Africa because the company can better trace its source, she says.

An investigation conducted in 2005 by Peru's environmental regulator found that Maderera Bozovich SAC, Peru's largest timber exporter, and two rivals had bought 53 shipments of mahogany with falsified permits during a six-month period. The government has revoked the right to log from 28 groups after discovering they were selling hardwood that was felled illegally. "There is a lot of rain forest to watch over," says Carlos Chamochumbi, president of the Peruvian government's Multi-Sector Commission to Fight Against Illegal Logging. "There is a lot of corruption." He says slaves are used in illegal logging operations.

Casilda Shapiama Martínez stands with a photo of her son **Ramón Pizango,** who died at the age of 22 after being enslaved in Peru.

Nearly all of the 70,000 guitars that Nazareth, Pennsylvania–based C.F. Martin sells annually contain Peruvian mahogany, CEO Christian Martin says. Martin says he will still use the wood because his main importer, T. Baird McIlvain International Co., says it's legally harvested. Dick Boak, a Martin spokesman, says the company will work to clean up its supply chain. "We want to do the right thing," he says. "It's our desire to participate in any way we can to clean this up."

Hugh Reitz, who oversees imports at TBM Hardwoods Inc. in King of Prussia, Pennsylvania, says he knows of no slavery in Peru. TBM and T. Baird McIlvain International, which are part of the same company, imported about 3 million board feet of mahogany last year, making it the largest U.S. importer of the wood in 2005. "I've never seen it in Latin America in my entire life," Reitz, 33, says. "To be honest, I don't think that slavery exists in Latin America."

Throughout Latin America, slave drivers resist government crackdowns. In Peru's mahogany province of Ucayali, there's been only one attempt to inspect a suspected slave camp, says Luis Alberto Oballe, the chief labor ministry inspector in the province.

Miranda, of Peru's anti-slavery commission, says slave labor is most common in illegal logging. "The use of forced labor appears to be widespread, and there's very little anyone can do about it," Miranda says.

The illegal logging commission estimated in 2003 that 95 percent of all mahogany is exported illegally. Chamochumbi, the commission's president, now puts that figure at 40 percent. On its Web site, the commission says mahogany logging is run by a "mafia that operates across the country and is sustained politically and economically by big exporters."

In Peru, the government makes an effort to stop slavery, and almost no one notices. In Brazil, the government sends out its task forces, and when the inspectors return to camps they've closed, they find them reopened, with new slaves, says Brazilian anti-slavery official Campos.

The products of slave labor enter the U.S. economy because corporations don't ask their suppliers enough questions and haven't worked to root out slavery, says Seungjin Whang, co-director of the Stanford Graduate School of Business's Global Supply Chain Management Forum in Stanford, California. "The major companies should be jointly responsible for labor practices with their suppliers and their suppliers' suppliers," Whang says.

Bales of Free the Slaves says all corporations have a responsibility to find the source of products they buy and sell. "Companies have an absolute obligation to understand what's in their supply chain and review it from a moral and a human standpoint," says Bales, a sociology professor at Roehampton University in London. "Slavery is theft of life. It's just about the most profound loss of human dignity that you can have, short of murder."

In the Brazilian Amazon, dos Reis watches police and labor inspectors talk to workers at the Transcametá camp. He leans against a shack, exhausted. "I'm still not the man I used to be," dos Reis says, his bloodshot eyes watering from another day in the smoke and heat. "And I don't know if I ever will be."

MICHAEL SMITH is a senior writer at Bloomberg News in Santiago. **DAVID VOREACOS** covers federal courts in Newark. With additional reporting by **JEB BLOUNT** in Rio de Janeiro and **JOHN LIPPERT** in Detroit.
mssmith@bloomberg.net
dvoreacos@bloomberg.net

For labor-related news, type NI LABOR <Go>.

KAREL NAVARRO/GETTY IMAGES



The Way You Invest Matters℠

February 12, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Sent by email to cfletters@sec.gov

Re: Nucor Corporation
Shareholder Proposal of Domini Social Investments and co-filers
Requesting a Modern Slavery Report

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC, Catholic Healthcare West, Sisters of the Holy Names of Jesus and Mary, the General Board of Pension and Health Benefits of the United Methodist Church, MMA Praxis Growth Index Fund and Trillium Asset Management Corporation (the "Proponents") in response to a letter written by an attorney representing Nucor Corporation ("the Company") dated January 4, 2008, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("No- Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials for two reasons:

- because the Proposal contains statements that are materially false and misleading ((Rule 14a-8(i)(3)), and
- because it relates to ordinary business matters (Rule 14a-8(i)(7)).

We disagree with these contentions, and respectfully request that the Company's request for no-action relief be denied.

I. Summary

The Proposal, entitled "Modern Slavery Report" consists of seven whereas clauses, and the following resolved clause:

> Shareholders request the Board of Directors to review the company's policies and practices related to its global operations and supply chain to assess areas where the company needs to adopt and implement additional policies to ensure the protection of fundamental human rights and to report its findings to shareholders, omitting proprietary information and at reasonable expense, by October 2008.

A supporting statement is then provided, with several recommendations for what such a report should include.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor



The Proposal seeks to address a very significant social policy issue – the existence of forced labor and slavery in corporate supply chains. Specifically, the Proposal is focused on the use of slaves in Brazil to make pig-iron, a key ingredient in steel. The Company has been identified as a purchaser of pig-iron made with the use of slave labor.

The Company concedes that the Proposal addresses a "significant social policy" issue, but contends that it is excludable as "ordinary business" because it concerns the retention of suppliers. As discussed in greater detail below, the Company's argument is based on a misreading of SEC Release 34-40018 (May 21, 1998), and ignores years of precedent denying no-action relief to companies challenging proposals addressing human rights issues in their supply chains. The Company also argues that the Proposal seeks a "risk assessment" as discussed in Staff Legal Bulletin No. 14C (June 28, 2005). Again, it is Proponents' contention that the Company is misreading SLB 14C. The Proposal clearly falls into the acceptable category of proposals outlined in that bulletin.

The Company has offered no relevant precedent in support of its arguments, and has therefore failed to carry the burden of proof pursuant to Rule 14a-8(g).

II. The Proposal Does Not Contain any False or Misleading Statements

The first "whereas" clause of the Proposal reads as follows:

> Bloomberg Markets Magazine reported in a cover story that "Nucor Corp., the second-largest U.S. steel company, buys pig iron made with charcoal produced by slaves." The article reported that these suppliers were identified by Brazilian labor officials as using slaves and also discussed the use of illegal logging in charcoal camps. (*The Secret World of Modern Slavery, by Michael Smith and David Voreacos, Bloomberg Markets, December 2006; hereinafter, "Bloomberg story"*)

The Company contends that the second sentence of this paragraph is materially false and misleading because the reference to "these suppliers" and "the omission of accurate information creates the impression that the Company is buying pig iron directly from producers who are using slave labor." The Company contends that the Brazilian companies that have been identified as using slave labor are "indirect or third-tier, rather than direct, suppliers to the Company." (*No-Action Request* at 2).

The paragraph quoted above does not state or imply that Nucor's direct suppliers use slave labor. It accurately states that Nucor buys pig iron made with charcoal produced by slaves, and that more than one of "these" suppliers have been identified by the Brazilian government as having used slaves. The sentence was included to support the veracity of the preceding sentence, by clarifying for shareholders that the Brazilian government itself has identified the presence of slaves in these camps.[1] There is no suggestion that all of Nucor's suppliers use slave

[1] The direct quote from which this sentence was largely drawn is as follows: "Charlotte, North Carolina–based Nucor has bought pig iron from suppliers that Brazilian labor officials say used slaves to produce charcoal." *Bloomberg story* at 50.



labor, or that any of Nucor's direct suppliers use slave labor. The word "these" clearly refers to the previous sentence, which has not been challenged by the Company. Whether these entities are characterized as "direct" or "indirect" suppliers to Nucor, they remain Nucor suppliers. The Company concedes this by referring to them as "indirect suppliers." (*No-Action Request* at 3). "Indirect suppliers" are still suppliers. The statement is therefore accurate, and does not run afoul of Rule 14a-9.

The Company also contends that the term "these suppliers" conveys the impression that "the problem is more widespread than it actually is." The Company would prefer that the Proposal note that the article only mentions two producers of pig iron. The problem is, in fact, widespread. The Proposal quotes the U.S. State Department Trafficking in Persons Report to this effect in the second whereas clause, and the Company does not challenge the accuracy of this statement. (See *Exhibit A*, second paragraph: "The US State Department reports: Brazil 'is a source and destination country for men, women, and children trafficked for the purposes of ... forced labor" and the government's efforts to address this 'widespread' issue were 'insufficient.'").

It is not clear what percentage of Nucor's supply is tainted by slave labor. Noting that only two indirect suppliers to Nucor were discussed in the article, however, would be misleading for at least two reasons. First, it would lead the reader to the conclusion that "only" two of Nucor's suppliers use slave labor. Proponents would have no basis to make this statement. Second, the number of suppliers is irrelevant. Slavery is an international crime and an egregious violation of human rights. If only two Nucor suppliers use slaves, that would be surprising, but it would also be two too many. As Nucor's own General Counsel noted in the Bloomberg article, "any amount [of pig iron] that is sold with the use of slave labor is too much." It is also unknown how many Brazilian companies supply Nucor, and which of these are the most important to the Company or to Brazilian charcoal production. As the Proposal is focused on reducing the risk of human rights abuses in the Company's supply chain, this latter consideration is critically important. One supplier discussed in the article that reportedly purchased pig-iron produced with slave labor, Simasa, noted that Nucor was a "main customer." *Bloomberg story* at 57. Nucor's purchases from that one supplier, therefore, would be highly relevant to Simasa. The Company's influence over this one supplier could therefore potentially have a significant impact on the use of slaves in Brazil.

The Company also argues that the omission of the fact that charcoal suppliers are located "deep in the Amazon," renders this statement misleading. Hundreds of shareholder proposals have been successfully filed over the years addressing labor standards in corporate global supply chains. The vast majority of these refer to complex chains where labor problems may lie two, three or more levels down at facilities where the corporate buyer is only a small customer, as opposed to a "main customer." Many of these problem facilities are based in China, Vietnam, India, and other remote places that may seem far beyond the reach of any reasonable proposal. By contrast, the Proposal is directed at operations that in the Company's own words are "third-tier" in a country where, until very recently, it was part-owner of a facility in Brazil that purchased charcoal from "legal" suppliers. If such a facility can avoid the use of slaves in its supply chain, their suppliers' location "deep in the Amazon" does not seem to be a material factor.



In the event that Staff disagrees with Proponents' arguments, we would agree to revise the sentence in question by rephrasing the sentence as follows:

> The article reported that the use of slaves was identified by Brazilian labor officials and also discussed the use of illegal logging in charcoal camps.

Nucor's outside counsel contacted Proponent to attempt to resolve this issue. Proponent presented the above sentence by email to Nucor's outside counsel on January 11, and has received no response. Should Staff be willing to waive the 500 word requirement, Proponents would be willing to quote the Bloomberg article at length to fully clarify Nucor's involvement in slavery. In the event that Staff does not believe that either of these modifications sufficiently addresses the Company's concern, Proponents would be willing to delete the sentence.

III. The Proposal Addresses Significant Social Policy Issues and Cannot Be Excluded Pursuant to Rule 14a-8(i)(7)

In its no-action request, the Company requests that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet that burden and its request for "no-action" relief should accordingly be denied.

In order for a shareholder proposal to be excludable pursuant to Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, *SEC Release 34-40018* (May 21, 1998) states:.

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Company concedes that the Proposal concerns "significant social policy" issues, but, as discussed below, would apparently have Staff completely ignore the existence of the "significant social policy" exception to Rule 14a-8(i)(7), because the Proposal concerns the "retention of suppliers." *No-Action request* at 3. This is a circular argument. In essence, the Company is arguing that the Proposal touches on ordinary business matters, but the significant social policy exception doesn't apply because it touches on ordinary business matters. The Release very clearly stated that certain matters, such as "retention of suppliers" would generally concern matters of ordinary business. The very next sentence, quoted above, very clearly states that such proposals that also focus on sufficiently significant social policy issues would not be excludable. This is not a gray area. The Company is misreading this Release, quoting it out of context, and drawing the opposite conclusion that was intended. The Company's entire argument rests on the hope that Staff will repudiate *SEC Release 34-40018*.



The Company's second argument is that the Proposal may be excluded as seeking an inappropriate "risk assessment" as discussed in Staff Legal Bulletin No. 14C (June 28, 2005) (*"SLB 14C"*). The Company's argument rests entirely on a selective, and incorrect reading of this bulletin. As discussed below, the Proposal very clearly fits into the permissible category of proposals discussed in *SLB 14C*.

The Company's arguments are discussed in greater detail below.

A. The Proposal Concerns Significant Social Policy Issues

The Staff has consistently ruled that shareholder proposals relating to human rights issues in corporate supply chains raise such significant social policy considerations that Rule 14a-8(i)(7) is inapplicable to them. The Company appears to be unaware of this long line of decisions, or at least fails to cite any of them. *See, e.g., McDonald's Corp.* (March 22, 2007); *3M Company* (March 7, 2006), *Wal-Mart Stores, Inc.* (April 3, 2002), *Stride Rite Corp.* (Jan. 16, 2002), *American Eagle Outfitters, Inc.* (March 20, 2001), *Kmart Corp.* (March 16, 2001), *Kohl's Corp.* (March 31, 2000), *Nordstrom, Inc.* (March 31, 2000).

Staff's recent letter in *Certain Fidelity Funds, 2008 SEC No-Act. LEXIS 31* (January 22, 2008) regarding a proposal relating to the mutual fund manager's investments in corporations doing business in Sudan is particularly enlightening. That proposal requested that Fidelity "institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity." Fidelity argued, *inter alia*, that the Proposal was excludable as ordinary business. If there is anything that constitutes 'ordinary business' for a mutual fund manager, it is the criteria used to select holdings for its funds. Nevertheless, Staff ruled that Fidelity must include the proposal, presumably because it raised a significant policy issue. The Fidelity letter stands as a strong reaffirmation of the "significant social policy" exception, even when the proposal relates to something as core to a company's day to day business operations as asset selection is to Fidelity.

The Proposal is focused on slavery in Brazil. According to the International Labor Organization, approximately one million individuals are enslaved in that country. Nucor is the second largest steel manufacturer in the United States, and was mentioned prominently in a cover story in Bloomberg Markets Magazine as purchasing pig iron made with charcoal produced by slaves. The Company does not dispute this fact. The article detailed how slaves are used to illegally harvest timber in the Amazon to make charcoal, a key ingredient in pig-iron. One of Nucor's pig-iron suppliers discussed in the article that had purchased pig iron made with slave labor called Nucor a "main customer." The Proposal very clearly raises very significant social policy considerations that transcend the day-to-day business matters of the Company.

As discussed above, the Company argues that the Proposal relates to ordinary business matters because "the Proposal fundamentally relates to the Company's relationships with its suppliers and specifically to the relationship that suppliers three levels down the supply chain have with their employees." *No-Action request* at 3. The Company concedes that the Proposal addresses "significant policy issues," including child labor and forced or trafficked labor, but comes to the extraordinary conclusion that "the Proponents cannot avoid Rule 14a-8(i)(7) by simply citing a significant policy issue in connection with the ordinary business matters raised." *Id.* The



Proposal does not "simply cite" these issues – these issues are the central subject of the Proposal, entitled "Modern Slavery Report." Slavery, forced labor and human rights abuses are explicitly mentioned in five out of seven whereas clauses, the resolved clause, and the supporting statement. The Company is simply wrong. As discussed above, a proposal that addresses both a Company's relationships with its suppliers and "significant social policy" issues, as the Company concedes the Proposal does, can survive a no-action challenge under Rule 14a-8(i)(7). See *Rel 34-40018* (May 21, 1998), quoted above.

B. Precedent Cited by the Company is Inapposite

In support of its argument, the Company cites a number of no-action letters issued prior to the Commission's reversal of its 1992 no-action letter *Cracker Barrel Old Country Store, Inc.* (October 13, 1992) as discussed in *Rel. 34-40018.*[2] Prior to the reversal of *Cracker Barrel,* proposals that sought to address certain human rights violations in corporate supply chains were routinely omitted as ordinary business because they concerned "employment-related" matters.

The Company acknowledges the reversal of *Cracker Barrel,* which effectively reversed the string of no-action letters it cites in support of its argument, and then goes on to cite a string of post-*Cracker Barrel* letters that excluded proposals addressing "sustainable living wages." The Company fails to note that each of these decisions relies upon a well-known exception to the *Cracker Barrel* reversal – Staff has consistently taken the position that proposals that address wages in the resolved clause will continue to be excluded as relating to a company's "ordinary business." Each of the decisions cited by the Company for the contention that proposals that "relate to both significant social issues and ordinary business matters may be properly excluded" may be distinguished on this basis, as the Proposal does not address wages. The Company's reliance on these letters is therefore misplaced.

The Company then argues that "despite the social policy considerations cited in the Proposal, the Proposal fundamentally relates to the Company's management and retention of suppliers. Accordingly, the Proposal falls within the "'ordinary business' exception ...." *No-Action request* at 5. As discussed above, this is a circular argument. The Company is asking for an additional *per-se* exception to the reversal of *Cracker Barrel* – all proposals addressing corporate supply chains should be considered "ordinary business" even if they otherwise address "significant social policy" issues. This radical request is completely at odds with *Release 34-40018,* quoted above – and the years of Staff precedent cited above.

Surprisingly, the Company fails to cite ***any*** of the numerous letters denying no-action relief under Rule 14a-8(i)(7) for challenges to proposals that address human rights issues in corporate supply chains. Each of these proposals addressed "the retention of suppliers," but each were permissible because they concerned significant social policy issues. The Company's only argument is that the Proposal concerns the retention of suppliers (in fact, the Proposal does not explicitly address the "retention" of suppliers), and that such Proposals are excludable as ordinary business. The Company makes a brief attempt to argue that the Proposal seeks to micro-manage the Company, but fails to distinguish the Proposal from any supply chain-human rights proposal that passed muster under 14a-8(i)(7). The Company's argument that the Proposal impermissibly seeks to micro-manage the Company appears to boil down to the fact that it seeks information about a complicated topic. In fact, the Proposal does not request

[2] The Company cites *Wal-Mart Stores, Inc.* (March 23, 1998); *Lands' End, Inc.* (March 9, 1998), *The Warnaco Group, Inc.* (March 9, 1998); *Toys "R" Us, Inc.* (March 8, 1998); *Nike, Inc.* (July 10, 1997); *Kohl's Corporation* (March 18, 1997); *Xerox Corp.* (February 29, 1996).



excessively detailed information, methodologies or formats. Similar to many other human rights proposals, the Proposal seeks a report, and leaves to the Board's discretion how that report should be prepared. The burden rests with the Company to demonstrate why the Proposal amounts to "micro-management" and the Company has failed to carry this burden.

The Company has not cited a single relevant precedent to support its argument that proposals relating to both "significant social policy issues" and "ordinary business matters" may be excluded, and has failed to carry its burden of proof as provided by Rule 14a-8(g) that the Proposal may be excluded as "ordinary business."

C. The Proposal does not request an internal risk assessment

The Company's next line of attack is to re-interpret the Proposal as one seeking an impermissible "risk assessment" as discussed in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). The Company argues that the focus of the Proposal is on the "financial risk that the Company faces as a result of alleged links to human rights violations" and that it requires "the Company to engage in an internal assessment of the risks that the Company faces as a result of its operations that may adversely affect the public's health...." *No-Action request* at 5. The Company is misinterpreting the Proposal, which does not seek an internal assessment of risks to the Company. The requested report can certainly be prepared without any such internal risk assessment. Rather, the Proposal is explicitly focused on ensuring "the protection of fundamental human rights" (*Exhibit A*, resolved clause) and assessing the risk of potential human rights abuses at the Company's operations or at the operations of the company's direct and indirect suppliers...." (*Exhibit A*, supporting statement) The Proposal is designed to help mitigate the risk of human rights violations, not to provide an accounting of the risks to the Company's business from these violations.

In *SLB 14C*, Staff took the position that a company may exclude certain proposals under Rule 14a-8(i)(7) where "a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health...." *Id.* The Staff further stated, "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." *Id.*

SLB 14C explicitly refers to certain proposals relating to "environmental or public health" issues. *SLB 14C* makes no mention of human rights proposals, and the Company has not cited any precedent where *SLB 14C* was applied to a human rights proposal. Whether or not *SLB 14C* applies to human rights proposals, however, the Proposal does not seek "an internal assessment of the risks or liabilities that the company faces ...." Rather, it fits quite clearly into the permissible category of proposals discussed in the Release.

In *SLB 14C*, the Staff provided a chart to illustrate the type of proposals that could and could not be excluded under Rule 14a-8(i)(7). The chart referred to the *Xcel Energy Inc.* (April 1, 2003) proposal as an example of an excludable risk assessment proposal. In *Xcel*, the proponents requested "That the Board of Directors report ... on (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide, and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in



competitiveness and profitability)." The *Xcel* proposal differs significantly from the Proposal, which does not request any such assessment of financial risks or benefits to the Company.

The chart in *SLB 14C* provided *Exxon Mobil Corp.* (March 18, 2005) as an example of a permissible proposal. In *Exxon Mobil*, the proponents requested "a report on the potential environmental damage that would result from the company drilling for gas in protected areas ...." The Staff sided with the shareholders because they were primarily concerned with company activity that may affect the environment. In Proponents' view, *SLB 14C* draws a fairly clear line between certain *internal* assessments of risk *to the company* (generally impermissible) and assessments of *external* risks *to public health or the environment* as the result of company activities (generally permissible). The Proposal clearly falls into the latter category, and therefore, barring any other legitimate basis for exclusion, may not be excluded pursuant to the rationale outlined in *SLB 14C.*

In support of its argument that the Proposal seeks an impermissible "risk assessment", the Company cites one reference to risks to the company (located in the seventh whereas clause of the Proposal), the phrase "risk assessment" in one sentence of the Supporting Statement, and a letter sent by Proponents to the Company, seven months prior to filing the Proposal. None of these examples suffice to render the Proposal an "internal risk assessment" proposal as described in *SLB 14C,* as discussed below.

The Supporting Statement of the Proposal provides several 'recommendations' of categories of information to include in the review of policies and practices requested in the Resolved clause. One sentence in the Supporting Statement includes the term "risk assessment." The Company cites this sentence in support of its argument that the Proposal seeks an impermissible risk assessment, but the sentence speaks for itself:

> A risk assessment to determine the potential for human rights abuses at the company's operations or at the operations of the company's direct and indirect suppliers, *in each country where the company operates or purchases raw materials, with a particular focus on the use of child labor, or forced or trafficked labor, whether in the form of prison labor, indentured labor, bonded labor or labor persuaded by false incentives. (emphasis added)*

The Company omitted the italicized portion above, which clearly defines the "risk assessment" as an assessment focused on the impact of the Company's operations on the workers producing the raw materials. The Proposal is not seeking an internal assessment of risk to the company, as the proposal in *Xcel* did, but rather an assessment of the risk of human rights violations, similar to the proposal in *Exxon Mobil.* Taken on its face, even the portion of the sentence quoted by the Company places the Proposal in clear safe territory by explicitly requesting a risk assessment "to determine the potential for human rights abuses."

In further support of this argument, the Company notes that one of the Proposal's whereas clauses references the significant "reputational and legal risks" facing the company, and then quotes a letter from the Proponent to the Company, on behalf of a coalition of institutional investors (some of whom are co-sponsors of the Proposal, and some not), dated April 24, 2007, fully *seven months prior* to the submission of the Proposal. This letter did discuss risks to the Company, but was also focused on mitigating the risk of potential human rights violations in the Company's supply chain. Regardless of its content, this letter is not before shareholders, and is entirely irrelevant to the matter at hand.



It is clear that *SLB 14C* does not require the exclusion of a proposal merely because it makes some reference to financial or reputational risks facing a company. In *Dow Chemical Company* (March 2, 2006), the proponents prevailed where, in proponents' words, "the Proposal makes it clear that the overarching concern is for the health and wellbeing of the people and the environment around Bhopal, India. There are business reasons to agree with that concern, but they are not the focus and do not transform the Proposal into a request for an internal risk assessment."

It is clear from review of the relevant precedent that Staff is not merely conducting a search for the magic words "risk assessment." Rather, Staff is seeking to understand the focus of the proposal. This is apparent from the precedent provided in *SLB 14C* as an example of a permissible proposal. The proposal in *Exxon Mobil* stated in one whereas clause that there is a need to study and report on the impact of the company's value from decisions to do business in sensitive areas, and in another whereas cause expressed concern about the possible advantageous position of the company's major competitors. In Staff's view, however, these references in the proposal to financial risk to the company were not sufficient to render it an impermissible internal risk assessment proposal.

In *Chevron Corporation* (February 28, 2006), the company cited *SLB 14C* in support of the contention that the proposal was excludable under Rule 14a-8(i)(7) because it focused on the "financial, reputational and competitive risks and liabilities of the Company's business operations." Proponents successfully argued that the Proposal could not be excluded, despite the reference to these risks in the supporting statement, because the proposal focused on mitigating damage to the environment, not assessing risk to the company. Specifically, the Supporting Statement stated the Proponents' belief that "this damages Chevron's reputation and credibility ..., jeopardizes our ability to compete in the global marketplace, and may lead to significant financial costs." See, also, *E.I. duPont de Nemours and Co.* (February 24, 2006) (Proposal not excludable as seeking an internal risk assessment where proposal specifically referenced the "impact on the company" from potential chemical releases) and *Newmont Mining Corporation* (February 5, 2007) (first whereas clause focuses on the company's reputation and share value).

Proponents are not seeking an internal risk assessment. As in the proposals discussed above, the Proposal makes brief reference to certain risks to the Company as a result of its operations, but does not request that the Company evaluate these risks. Rather, it requests an evaluation of the Company's policies and practices to ensure the protection of fundamental human rights. All of the no-action letters cited in support of the Company's "risk assessment" argument are inapposite, as each proposal explicitly requested an internal assessment of risk *to the company*. See *Eli Lilly and Company* (January 29, 2007); *Xcel Energy Inc.* (April 1, 2003); *Cinergy Corp.* (February 5, 2003) [mis-cited by the Company as February 5, 2004]; *The Mead Corporation* (January 31, 2001).



IV. Conclusion

For all of the reasons discussed above, Proponents' respectfully request that the Company's request for no-action relief be denied.

Respectfully Submitted,

Adam Kanzer
Managing Director & General Counsel

Encl.

Cc:

Ernest S. Delaney III, Moore & Van Allen PLLC
Sr. Susan Vickers, Catholic Healthcare West
Judy Byron, OP, Sisters of the Holy Names of Jesus and Mary
Daniel Nielsen, The General Board of Pension and Health Benefits of the United Methodist Church
Mark Regier, MMA Praxis Growth Index Fund
Susan Baker Martin, Trillium Asset Management Corporation
Sr. Susan Mika, OSB, Socially Responsible Investment Coalition



EXHIBIT A



Modern Slavery Report

WHEREAS:

- Bloomberg Markets Magazine reported in a cover story that "Nucor Corp., the second-largest U.S. steel company, buys pig iron made with charcoal produced by slaves." The article reported that these suppliers were identified by Brazilian labor officials as using slaves and also discussed the use of illegal logging in charcoal camps. (*The Secret World of Modern Slavery, by Michael Smith and David Voreacos, Bloomberg Markets, December 2006*)

- The US State Department reports: Brazil "is a source and destination country for men, women, and children trafficked for the purposes of ... forced labor" and the government's efforts to address this "widespread" issue were "insufficient." (*U.S. State Department Trafficking in Persons Report (June 2005)*)

- The State Department reports: "Internal trafficking of rural workers into forced labor schemes was a serious problem" and "[t]his typically occurred when employers recruited laborers from poor, rural towns and transported them to remote areas where escape was difficult. Workers then were obliged to toil in brutal conditions until they were able to repay inflated debts." (*US State Department Country Reports on Human Rights Practices (Released March 6, 2007)*)

- Nucor's General Counsel stated: "Any amount [of pig iron] that is sold with the use of slave labor is too much." (*Secret World of Modern Slavery*)

- Slavery is an international crime, actionable in the United States under the Alien Tort Claims Act (ATCA). The ATCA has increasingly been used against corporate defendants, including Drummond, Unocal, Coca-Cola and Talisman.

- Amazon deforestation is a significant problem, with implications for indigenous peoples, biodiversity and climate change. Nucor's pig iron purchases may be exacerbating this problem.

- In our view, Nucor faces significant reputational and legal risk from its Brazilian supply chain, but has published no information about its efforts to mitigate these risks. Nucor refuses to engage in dialogue with proponents about these issues.

RESOLVED: Shareholders request the Board of Directors to review the company's policies and practices related to its global operations and supply chain to assess areas where the company needs to adopt and implement additional policies to ensure the protection of fundamental human rights and to report its findings to shareholders, omitting proprietary information and at reasonable expense, by October 2008.

SUPPORTING STATEMENT

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses at the company's operations or at the operations of the company's direct and indirect suppliers, in each country where the company operates or purchases raw materials, with a particular focus on the use of child labor, or forced or trafficked labor, whether in the form of prison labor, indentured labor, bonded labor or labor persuaded by false incentives.
2. A report on the current system in place to ensure that the company and its suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.
3. The company's strategy of engagement with internal and external stakeholders relating to human rights issues.



EXHIBIT B

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 4, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Nucor Corporation
Exclusion of Shareholder Proposal Requesting Modern Slavery Report

Dear Ladies and Gentlemen:

Nucor Corporation (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting (the "2008 Annual Meeting"). The Proposal was submitted to the Company by Domini Social Investments LLC, Catholic Healthcare West, Sisters of the Holy Names of Jesus and Mary, the General Board of Pension and Health Benefits of the United Methodist Church, MMA Praxis Growth Index Fund and Trillium Asset Management Corporation (the "Proponents"). As described more fully below, the Proposal is excludible pursuant to:

1. Rule 14a-8(i)(3) because it contains statements that are materially false and misleading; and
2. Rule 14a-8(i)(7) because it relates to ordinary business matters.

A copy of this letter has been provided to the Proponents and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: Shareholders request the Board of Directors to review the company's policies and practices related to its global operations and supply chain to assess areas where the company needs to adopt and implement additional policies to ensure the protection of fundamental human rights and to report its findings to shareholders, omitting proprietary information and at reasonable expense, by October 2008."

A copy of the complete Proposal is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal contains statements which are materially false and misleading in several respects as described below.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. Although the Proponents cite significant policy issues in the Proposal, the Proposal (i) fundamentally relates to the Company's management and retention of indirect suppliers and (ii) involves an evaluation of risk to the Company. Accordingly, the Proposal falls within the "ordinary business" exception and may be properly omitted under Rule 14a-8(i)(7).

The Proposal violates the Commission's proxy rules.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004) also provides that a proposal or supporting statement may be excluded from a proxy statement if "the company demonstrates objectively that a factual statement is materially false or misleading." The Proposal is excludible under Rule 14a-8(i)(3) because it makes materially false and misleading statements in violation of Rule 14a-9.

The second sentence in the first whereas clause of the Proposal is false and misleading. The first and second sentences read as follows:

> Bloomberg Markets Magazine reported in a cover story that "Nucor Corp., the second-largest U.S. steel company, buys pig iron made with charcoal produced by slaves." **The article reported that these suppliers were identified by Brazilian labor officials as using slaves and also discussed the use of illegal logging in charcoal camps.**

The statement in bold face type is materially false and misleading for the following reasons. First, the vague reference to "these suppliers" and the omission of accurate information creates the impression that the Company is buying pig iron directly from producers who are using slave labor. This is misleading because, as the author is careful to point out on the first page of the December 2006 *Bloomberg Markets* article, it is actually the remote producers of charcoal located deep in the Amazon jungle who sell charcoal to the Brazilian pig iron producers who in turn sell their pig iron to brokers in the United States from which the Company makes its purchases, not the pig iron producers themselves and not the direct vendors of pig iron to Nucor, who have been identified by Brazilian labor officials as using slave labor. The omission of this information is critical because the Brazilian companies that have been identified as using slave labor are indirect or third-tier, rather than direct, suppliers to the Company. Second, the Proponents, by generally referring to "these suppliers" will mislead and deceive the Company's stockholders into believing that the problem is much more widespread than it actually is. In fact, the December 2006 *Bloomberg Markets* article cited by the Proponent as support for this statement named only two producers of pig iron (that were indirect suppliers of pig iron to the Company) who had used charcoal produced by slave labor. The Proponents' omission of these significant facts therefore renders the Proposal materially misleading. (A copy of the article is attached hereto as Exhibit B.)

If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the materially false and misleading statement identified above that sets the stage for the resolution the Proponents are asking Nucor's shareholders to adopt, we respectfully request that the Staff direct the Proponents to revise the statement to read as follows:

> The article reported that two indirect suppliers of pig iron to Nucor were identified by Brazilian labor officials as using charcoal in their operations produced by other Brazilian companies that had used slave labor, and also discussed the use of illegal logging in some charcoal camps.

The Proposal deals with matters relating to the Company's ordinary business operations.

The Proposal deals with matters relating to the Company's ordinary business operations. Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. Although the Proponents attempt to tie the Proposal to significant policy issues, such as child labor and forced or trafficked labor, the Proposal fundamentally relates to the Company's relationships with its suppliers and specifically to the relationship that suppliers three levels down the supply chain have with their employees. The suppliers whose conduct is at issue in this case are indirect, or third-tier, suppliers of the Company, i.e., suppliers of raw materials to a manufacturer who sells a finished product to a supplier of the Company. The Proponents cannot avoid Rule 14a-8(i)(7) by simply citing a significant policy issue in connection with the ordinary business matters raised.

The Staff has permitted omission of shareholder proposals requesting that the registrant report on compliance mechanisms for such registrant's standards of conduct for overseas suppliers pursuant to Rule 14a-8(i)(7) because they related to ordinary business operations. See Wal-Mart Stores, Inc. (March 23, 1998); Lands' End, Inc. (March 9, 1998); The Warnaco Group, Inc. (March 9, 1998); Toys "R" Us, Inc. (March 8, 1998); Nike, Inc. (July 10, 1997); Kohl's Corporation (March 18, 1997); Xerox Corp. (February 29, 1996). Like the current Proposal, these proposals raised important policy issues pertaining to working conditions at supplier manufacturing plants, including sweatshop conditions, wage levels, child labor, freedom of association and abuse of workers. The Staff, however, considered each of the proposals to involve ordinary business matters because of the employment-related focus of the proposals. Similarly, the current Proposal should also be excludable under Rule 14a-8(i)(7) because it, too, primarily pertains to employment-related practices of suppliers.

In Release No. 34-40018 (May 21, 1998) (the "Release"), the Commission amended its rules on shareholder proposals. In the Release, the Commission reversed its position in its 1992 no-action letter *Cracker Barrel Old Country Store, Inc.* (October 13, 1992). *Cracker Barrel* provided that all employment-related shareholder proposals raising social policy issues would be excludable under the "ordinary business" exclusion. In the Release, the Division announced that by reversing *Cracker Barrel*, it would return to a case-by-case approach in determining what employment-related shareholder proposals may still be omitted based on the "ordinary business" exception regardless of social policy issues embodied in the proposals.

In providing guidelines on how to make this determination, the Release stated that the "policy underlying the ordinary business exclusion rests on two central considerations." The first relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the *retention of suppliers*" (emphasis added). The second consideration stated in the Release "relates to the degree to which the proposal seeks to 'micromanage' the company by probing too deeply into a matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal should be excludable based on the considerations discussed in the Release. First, tasks that are fundamental to management's ability to run the Company, such as the retention of suppliers, fall into the category of ordinary course matters. The determination of when and how to do business with a particular supplier is a matter routinely dealt with by management as part of the Company's day-to-day business operations. The ongoing selection and maintenance of suppliers involves numerous business considerations ranging in scope from quality control to competitive pricing to internal and governmental compliance issues. Here, these issues are further complicated by the fact that the suppliers, whose conduct is of concern to the Proponents, are not direct, but rather third-tier, suppliers of the Company.

Second, this result is consistent with the Commission's approach to proposals which seek to "micro-manage" a company. The Proposal requests an assessment of the Company's policies and practices related to its global operations and supply-chain. The requested analysis requires a deep understanding of the industry, applicable law, and the political landscape as well as analysis of strategic information that is proprietary to the Company and highly confidential. It also requires significant business judgment, more properly exercised by Company management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. The board of directors and management are responsible for the implementation of risk management at all levels of the Company. Risk management strategy and policy design is carried out by management and overseen by the board of directors. See Section 141(a) of the Delaware General Corporation Law (the law of the jurisdiction in which the Company is incorporated) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the board of directors..."). Thus, under Delaware law, the determination to issue this type of report is within the scope of responsibilities assigned to the board of directors.

In no-action letters released subsequent to the reversal of *Cracker Barrel*, the Commission has consistently clarified that a shareholder proposal that relates to both significant social issues and ordinary business matters may be properly omitted from proxy materials pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores Inc. (March 15, 1999) (proposal requesting the company to report on actions taken to ensure that its suppliers do not use child or slave labor excludable because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group,

Inc. (March 12, 1999) (finding similar proposals excludable on ordinary business grounds because certain aspects of the proposals required the companies to implement policies regarding sustainable living wage).

Despite the social policy considerations cited in the Proposal, the Proposal fundamentally relates to the Company's management and retention of suppliers. Accordingly, the Proposal falls within the "ordinary business" exception and may be properly omitted under Rule 14a-8(i)(7), consistent with the Commission's rationale above.

In addition, this result is consistent with Staff Legal Bulletin No. 14C (June 28, 2005) (the "Staff Bulletin"), which further clarified the application of Rule 14a-8(i)(7) to proposals referencing environmental or public health issues. The Staff Bulletin provides in pertinent part:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

The Proposal fits into the above category of proposals described in the Staff Bulletin. It references public health issues, such as child labor and forced or trafficked labor, but in actuality is related to the ordinary business of the Company because it focuses on an internal assessment of the financial risks to the Company as a result of its global operations and supply chain. Specifically, the Proposal states that: "Nucor faces significant *reputational and legal risk* from its Brazilian supply chain, but has published no information about its efforts to mitigate these risks" (emphasis added). The Proposal requests in the supporting statement that the Company prepare a report including a "*risk assessment* to determine the potential for human rights abuses at the company's operations or at the operations of the company's direct or indirect suppliers" (emphasis added). These statements clearly demonstrate that the Proponents' focus is on the financial risk that the Company faces as a result of alleged links to human rights violations. This fact is further evidenced by the April 24, 2007 letter submitted to the Company by the lead Proponent, Domini Social Investments LLC, stating:

> Clearly any link to slavery or other employment practices which breach fundamental human rights damages our company's otherwise strong reputation, and may have a detrimental effect on the value of our investment. ... Therefore, we ask you to provide us with assurances that the board has taken steps to address this issue, and has established effective policies and procedures to address the presence of slavery ... in our company's supply chain.

Because the Proposal and the supporting statement require the Company to engage in an internal assessment of the risks that the Company faces as a result of its operations that may adversely affect the public's health, i.e., use of child or forced labor, the Proposal may be properly omitted under Rule 14a-8(i)(7) as relating to an evaluation of risk.

This result fits with the Commission's consistent position that analysis of risks and benefits of company policies is a fundamental and ongoing part of a company's ordinary business operations, and therefore best left to management and the board of directors. See Eli Lilly and Company (January 29, 2007) (permitting the exclusion of a proposal requesting a report on the risks that the company faces as a result of its policy of linking supply of its products to Canadian wholesalers to Canadian patient demand); Xcel Energy Inc. (April 1, 2003), Cinergy Corp. (February 5, 2004), The Mead Corporation (January 31, 2001) (all excluding proposals related to a request for a report on the company's environmental risks). A current, in-depth understanding of the risks facing the Company is an essential element of both day-to-day activities and the Company's long-term strategy.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(3) because it contains statements which are materially false and misleading. In addition, the Proposal is properly excludible pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations, despite the social policy considerations referenced in the Proposal, because it fundamentally relates to the Company's management and retention of suppliers and involves an evaluation of risks to the Company. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at 704.331.3519 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

ESD/krh
Enclosures



Exhibit A

The Way You Invest Matters®

November 20, 2007

Douglas R. Gunson
General Manager of Corporate Legal Affairs
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

Via United Parcel Service & Email

Re: Shareholder Proposal Requesting Modern Slavery Report

Dear Mr. Gunson:

I am writing to you on behalf of Domini Social Investments LLC, the manager of a family of mutual funds, including the Domini Social Equity Fund. As of September 30, 2007, our funds' portfolio held nearly 190,000 shares of Nucor Corporation.

As you may be aware, we wrote to Mr. DiMicco in April on behalf of a large group of international institutional investors seeking to address slavery and deforestation in the Brazilian pig-iron supply chain. Our original letter is attached, for your reference. We did not receive a reply until I contacted Gregg Lucas directly in your Investor Relations department. Mr. Lucas politely declined to answer my repeated questions regarding Nucor's response to this issue.

We strongly agree with your statement in the original Bloomberg Markets story on this topic that "[a]ny amount that is sold with the use of slave labor is too much." As Nucor investors, we are seeking to understand the steps Nucor has taken to ensure that its supply chain meets that high standard, to protect the workers in the Brazilian fields laboring for our benefit as well as to protect the long-term value of the company.

We are therefore submitting the enclosed shareholder proposal requesting a report to shareholders on Nucor's response to this issue for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Nucor shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Nucor shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving an identical proposal from other stockholders, as co-sponsors. I will be serving as primary contact on all matters pertaining to this resolution. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



raised by the proposal with you or other members of Nucor's executive management team at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

cc: A. Rae Eagle, General Manager and Corporate Secretary, Nucor
Gregg Lucas, Investor Relations, Nucor (via email)

Susan Baker Martin, Trillium Asset Management
Patrick Doherty, Director, Corporate Social Responsibility, City of New York, Office of the Comptroller
Sr. Susan Vickers, Catholic Healthcare West
Sr. Judy Byron, OP, Sisters of the Holy Names of Jesus and Mary, US Ontario Province
Sr. Susan Mika, OSB, Socially Responsible Investment Coalition
Daniel Nielsen, General Board of Pension and Health Benefits, United Methodist Church

Frank Pegan, CEO, Catholic Superannuation Fund
Steve Waygood, Head of Engagement, Morley Fund Management
Sérgio Rosa, President, PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil
Anne-Maree O'Connor, New Zealand Superannuation Fund
Philip Ripman, SRI Analyst, Storebrand Investments
Mark Regier, Stewardship Investing Services Manager, MMA
Rev. David Schilling, Interfaith Center on Corporate Responsibility

Encl.



Modern Slavery Report

WHEREAS:

- Bloomberg Markets Magazine reported in a cover story that "Nucor Corp., the second-largest U.S. steel company, buys pig iron made with charcoal produced by slaves." The article reported that these suppliers were identified by Brazilian labor officials as using slaves and also discussed the use of illegal logging in charcoal camps. (*The Secret World of Modern Slavery, by Michael Smith and David Voreacos, Bloomberg Markets, December 2006*)

- The US State Department reports: Brazil "is a source and destination country for men, women, and children trafficked for the purposes of ... forced labor" and the government's efforts to address this "widespread" issue were "insufficient." (*U.S. State Department Trafficking in Persons Report (June 2005)*)

- The State Department reports: "Internal trafficking of rural workers into forced labor schemes was a serious problem" and "[t]his typically occurred when employers recruited laborers from poor, rural towns and transported them to remote areas where escape was difficult. Workers then were obliged to toil in brutal conditions until they were able to repay inflated debts." (*US State Department Country Reports on Human Rights Practices (Released March 6, 2007)*)

- Nucor's General Counsel stated: "Any amount [of pig iron] that is sold with the use of slave labor is too much." (*Secret World of Modern Slavery*)

- Slavery is an international crime, actionable in the United States under the Alien Tort Claims Act (ATCA). The ATCA has increasingly been used against corporate defendants, including Drummond, Unocal, Coca-Cola and Talisman.

- Amazon deforestation is a significant problem, with implications for indigenous peoples, biodiversity and climate change. Nucor's pig iron purchases may be exacerbating this problem.

- In our view, Nucor faces significant reputational and legal risk from its Brazilian supply chain, but has published no information about its efforts to mitigate these risks. Nucor refuses to engage in dialogue with proponents about these issues.

RESOLVED: Shareholders request the Board of Directors to review the company's policies and practices related to its global operations and supply chain to assess areas where the company needs to adopt and implement additional policies to ensure the protection of fundamental human rights and to report its findings to shareholders, omitting proprietary information and at reasonable expense, by October 2008.

SUPPORTING STATEMENT

We recommend the review include:

1. A risk assessment to determine the potential for human rights abuses at the company's operations or at the operations of the company's direct and indirect suppliers, in each country where the company operates or purchases raw materials, with a particular focus on the use of child labor, or forced or trafficked labor, whether in the form of prison labor, indentured labor, bonded labor or labor persuaded by false incentives.
2. A report on the current system in place to ensure that the company and its suppliers are implementing human rights policies in their operations, including monitoring, training and addressing issues of non-compliance.
3. The company's strategy of engagement with internal and external stakeholders relating to human rights issues.



SOCIAL INVESTMENTS®

The Way You Invest Matters℠

April 24, 2007

Daniel R. DiMicco
Chairman, President and CEO
Nucor Corporation
2100 Rexford Road
Charlotte, NC 28211

Dear Mr. DiMicco:

As investors with several billion US$ under management, including several million invested in Nucor Corporation, we are writing to you regarding a significant social and environmental risk that has come to our attention.

Recently, Bloomberg Markets magazine ran a cover story on the presence of slavery in the production of pig iron (see *The Secret World of Modern Slavery*, by Michael Smith and David Voreacos, Bloomberg Markets, December 2006). The article reported that inappropriate labor practices, including slavery, are being employed at charcoal plants in Brazil. These plants also rely on illegally harvested timber from the Amazonian rainforest. According to the article, this charcoal is used in the production of the pig iron sold to steelmakers, such as Nucor.

Clearly any link to slavery or other employment practices which breach fundamental human rights damages our company's otherwise strong reputation, and may have a detrimental effect on the value of our investment. Similarly, links to illegal deforestation risks undermining our company's environmental commitments, particularly as they relate to climate change.

Therefore, we ask you to provide us with assurances that the board has taken steps to address this issue, and has established effective policies and procedures to address the presence of slavery and illegal logging in our company's supply chain.

We believe it is in Nucor's best interests to develop clear policies and practices that promote best practice standards, protecting workers from labor abuses in facilities where the raw materials for our company's products are sourced, as well as the facilities where these products are manufactured or assembled. As many companies in other industries have recognized, failure to respond effectively to labor rights challenges can give rise to significant operational and reputational risks that may be avoided or minimized with effective systems of accountability and enforcement. By contrast, attention to these matters can help to secure more reliable and efficient relationships with key suppliers.

We understand that Nucor does not condone slavery or illegal logging. All companies that depend on global supply chains face significant challenges in their efforts to ensure decent working conditions, and to reduce their environmental footprint. We recognize that in the case of Brazil, slavery was found well down the supply chain. However, we believe that slavery is such an egregious violation of fundamental human rights that it creates a special obligation for companies and investors to identify all effective measures to eradicate it. We have found dialogue with corporate management teams to be an effective way to share lessons learned, and to work together to address these significant challenges.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: info@domini.com, URL: www.domini.com DSIL Investment Services LLC, Distributor



Our company stands in an important position to take responsible actions to protect long-term shareholder value, and to help eradicate slavery and illegal deforestation from its industry. We would welcome a meeting with you to begin to discuss these issues. I will contact your office within the next few weeks to arrange this.

Please do not hesitate to contact me at *akanzer@domini.com* or at (212) 217-1027 if you would like to discuss any aspect of this letter.

Yours sincerely,

Adam Kanzer
Managing Director & General Counsel
Domini Social Investments LLC

Frank Pegan
CEO
Catholic Superannuation Fund

Steve Waygood
Head of Engagement
Morley Fund Management

Sérgio Rosa
President
PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil





Adrian Orr
CEO
New Zealand Superannuation Fund

Hans Aasnæs
CEO
Storebrand Investments

Mark Regier
Stewardship Investing Services Manager
MMA

Patrick Doherty
Director, Corporate Social Responsibility
City of New York, Office of the Comptroller

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corporation

Cc: Rev. David Schilling, Interfaith Center on Corporate Responsibility



THE SECRET WORLD OF



weapons, ready to fend off the deadly violence that Silva says is part of his job. They determine all 29 workers are slaves who haven't been paid in months.

More than a century after Brazil became the last country in the Americas to abolish slavery, in 1888, nearly 1 million men and women work for little or no wages as forced laborers in Latin America, according to the Geneva-based International Labour Organization (ILO), a United Nations agency that tries to improve working conditions. The products of Latin American slave labor end up in cars and trucks made in the United States by Ford Motor Co., General Motors Corp., Nissan Motor Co. and Toyota Motor Corp. Pig iron that goes into steel used by Whirlpool Corp., the world's largest appliance maker, and is used in foundries at Kohler Co., which makes sinks and bathtubs, can be traced back to slaves in Brazil. [Nucor Corp., the second-largest U.S. steel company, buys pig iron made with charcoal produced by slaves.] In Peru, slaves mine gold that ends up at the world's biggest banks. Other Peruvian slaves log mahogany that's been used in Andersen Corp. windows and C.F. Martin & Co. guitars.

Three companies—Ford, General Motors and Kohler—say they didn't know that steel they were using was made from material produced with the help of slaves. Ford and Kohler have bought pig iron from importer National Material Trading Co., which is supplied by a charcoal camp that Brazilian officials say uses slaves. Dearborn, Michigan-based Ford, the world's third-largest automaker, and Kohler, Wisconsin-based Kohler say they stopped buying pig iron from National Material Trading immediately after being asked by Bloomberg News about the Brazilian findings.





A charcoal worker at the Transcametá camp near Tucuruí, Brazil, takes a rest.

"We wanted to suspend the shipments until we understand exactly what is going on and if in fact this material is making its way into our supply chain," says Tony Brown, Ford's senior vice president for global purchasing. "We take this matter very seriously." If National Material Trading can't certify that the charcoal in its pig iron was produced without slave labor, Ford will use alternate suppliers, he says.

Kohler says it will conduct its own investigation. "It is clearly disappointing to find that our broker's supplier's supplier employed slave labor practices," says Steve Cassidy, director of global procurement at Kohler. "The use of slave labor is an illegal, unethical and abhorrent practice."



'Slavery is endemic to the charcoal camps,' Brazil's head of slavery inspection says.

Whirlpool opposes involuntary labor and complies with laws in all countries, spokeswoman Jody Lau says. She says Whirlpool relies on suppliers to ensure proper work practices.

National Material Trading, based in Elk Grove Village, Illinois, imports 1.5 million metric tons of pig iron a year from Brazil, General Manager Tim Hogan says. He says one of its major suppliers is Cia. Siderúrgica do Pará SA, or Cosipar, Brazil's third-largest pig iron exporter. Hogan declined to comment about slavery.

Brazilian pig iron is part of almost any product in the U.S. that uses steel, says Hogan, who's been trading scrap metal and pig iron for 30 years. "It could be in your car, your refrigerator," he says. "It could be in beams for the roadway, any kind of construction, any kind of oil industry stuff. Everything."

National Material Trading sells pig iron to Intermet Corp., a Fort Worth, Texas-based auto parts producer that makes components for General Motors. Detroit-based GM, the world's



Clockwise from left: Scraps of wood are piled next to kilns. Workers seek shelter from the sun. An outhouse is little more than a hole surrounded by planks.





biggest carmaker, stopped using Intermet as a supplier on Oct. 12 after concluding the company wasn't answering questions about slave labor quickly enough, says Bo Andersson, GM's vice president of global procurement and supply. "Intermet didn't act like they had a sense of urgency," Andersson says. Intermet supplies GM with about $3.2 million of engine and transmission components each year and sells other parts to GM's suppliers, GM spokeswoman Linda McGill says.

On Oct. 19, GM reinstated Intermet as a supplier after concluding the company provided sufficient documentation that its supply chain was free of forced labor, says GM spokeswoman Deborah Silverman. Intermet President Jeff Mihalic says his company doesn't buy any pig iron derived from slavery. "Intermet asked for and received certification from National Material Trading that the company's suppliers, including Cosipar and Cosipar's suppliers, do not use forced labor," Mihalic says. He met with GM on Oct. 19 and persuaded the company to keep Intermet as a supplier.

Intermet also supplies parts to DaimlerChrysler Corp., based in Auburn Hills, Michigan. DaimlerChrysler spokesman Mike Aberlich says the company isn't aware of using any products that can be traced to slave labor. "Intermet informed



A policeman armed with a submachine gun stands watch over a group of enslaved workers at a charcoal camp in the Brazilian Amazon. Inspectors found 'absolutely degrading conditions.'

us they do not make direct use of slaves," Aberlich says. "They are conducting an immediate analysis of their own supply base. We do not accept any involvement with slave labor in our supply chain."

Toyota, the world's second-largest automaker, and Nissan, Japan's second-largest carmaker, say they have difficulty monitoring the parts and raw materials purchased by their suppliers. "We are reviewing this situation, and if we determine that a supplier uses slave or child labor, appropriate action will be taken," says Frederique Le Greves, a U.S. spokeswoman for Tokyo-based Nissan. Toyota, based in Toyota City, Japan, will remind suppliers that it doesn't accept parts from companies engaging in illegal or unethical practices and will ask them to check for abuses, spokesman Dan Sieger says.

Slave-labor charcoal camps like Transcametá are scattered along the Amazon in Brazil, in a rain forest that covers an area 10 times the size of France, says Marcelo Campos, who runs the Brazilian labor ministry's Grupo Especial de Fiscalização Móvel, or Special Mobile Enforcement Group. "Slavery is endemic to the charcoal camps that supply the pig iron industry," says Campos, whose group has freed more than 20,000 slaves in the past decade. "We see it time and time again."

Campos says worldwide demand for pig iron drives the use of slaves. "These are people who have absolutely no economic value except as cheap labor under the most inhumane conditions imaginable," he says. "And none of it would exist without multinational companies demanding the products they produce. They are a key part of the globalized, export-oriented economy Brazil thrives upon."

Pig iron producer Cosipar, based in Marabá, Brazil, was buying most of the charcoal produced by slaves at Transcametá, says Luercy Lino Lopes, a labor prosecutor who participated in the September raid on the camp. "They have a direct responsibility for those workers and the conditions at the camp," says Lopes, 43, who has been inspecting charcoal camps since 1993. During the raid, the task force ordered Transcametá to shut down, and Cosipar agreed to pay back wages to all workers, Lopes says.

Cosipar Executive Vice President Claudio Monteiro says he doesn't think workers at Transcametá were slaves because they weren't being held by force. "They were degrading conditions," he says. "But this is not slavery." He says Cosipar, a privately held company, has built bathrooms and barracks for workers as required by inspectors. Transcametá, which supplies 7 percent of Cosipar's charcoal, has reopened and is legally producing charcoal now, Monteiro, 35, says. Cosipar sells most of its pig iron to National Material Trading, he says.

'Any amount that is sold with the use of slave labor is too much,' Nucor's general counsel says.

Charlotte, North Carolina-based Nucor has bought pig iron from suppliers that Brazilian labor officials say used slaves to produce charcoal. Nucor Chief Executive Officer Daniel DiMicco says the company will launch its own investigation into whether its pig iron is derived from slave labor. "We will look into the allegations," he says. "If verified, we will not be buying from those brokers and producers until those matters are remedied according to Brazilian law."

DiMicco says Nucor's suppliers told the company two years ago that Brazilian pig iron was not the product of slave labor. "I was hopeful that the Brazilian government would have remedied this situation when it was first brought up several years ago," he says. "Apparently, they're making headway, but not fast enough."

Nucor will buy about 2 million tons of pig iron this year, including 150,000 tons from National Material Trading, Nucor General Counsel Douglas Gunson says. Of that, 760 tons come from Cosipar, he says. "Any amount that is sold with the use of slave labor is too much," he says.

Just a hint of slavery in a supply chain is unacceptable, says

Kevin Bales, president of Free the Slaves, the U.S. arm of the oldest human rights group in the world. "Slavery is a very serious crime," says Bales, author of *Disposable People: New Slavery in the Global Economy* (University of California Press, 324 pages, $19.95). "It's not a crime where it's OK to have a little. This is a crime where all national and international law makes clear that a single instance is far too much."

The immigration and customs enforcement arm of the U.S. Department of Homeland Security has active investigations into imports of commodities from Brazil that may have been produced by forced labor, spokesman Dean Boyd says. Companies that knowingly buy such products can be prosecuted under the U.S. Tariff Act of 1930, he says.

Modern-day slaves in Latin America aren't bought and sold as slaves were in the U.S. before the Civil War. They're lured from impoverished cities in Brazil's northeast or from the Andean highlands of Bolivia and Peru. Recruiters dispatched by slave camp owners promise steady-paying jobs, Campos says. Once at the Amazon camps, some workers are forced—at times at gunpoint—to work off debts to their bosses for food and clothing bought at company stores. Many go months without pay or see their wages whittled to nothing because of expenses such as tools, boots and gloves. Lack of money, an impenetrable jungle and a long distance to get home make it impossible for the slaves to leave.

At camps visited by Bloomberg News in Brazil and Peru, slaves live where they work, in clearings surrounded by miles of jungle. They make charcoal, mine for gold, log mahogany and clear trees for cattle pastures. Many spend their nights in lean-tos they make from plastic sheeting they throw over branches, in places open to rain and snakes. They may drink contaminated water from stagnant pools shared with cattle. Their bathrooms often are open holes they dig in the earth. And they eat rancid scraps of meat along with rice, beans or watery stews.

Death is a part of the job. Gregorio Maguin, a physician in the Peruvian gold-mining town of Delta 1, near Huepetuhe, says slaves and their children die because they don't receive timely or adequate medical treatment. Maguin says he examines about 10 miners a day who have malaria. He estimates that about three miners will get tuberculosis each month as they work in the cold, muddy water that pools in the mines.

Slavery has long been entrenched in Brazil in the making


es to cars
companies use
pig iron
e Amazon.
São Luís
foundries, steel companies

At a camp that sits in a clearing in the Amazon near ... a worker shovels charcoal from a kiln amid the heat ...



More than two decades of unregulated gold mining with slaves near Huepetuhe, Peru, have turned 125 miles of jungle into a moonscape of eroded hills and silt-clogged rivers.



of charcoal used to create pig iron, Campos says. Pig iron helps to increase the iron content of steel made by melting recycled steel in electric arc furnaces, a process used in more than half of U.S. production. The material was originally made by pouring molten iron into molds that somewhat resembled suckling pigs. Today, pig iron producers remove oxygen from iron ore in a blast furnace process that adds carbon. In most parts of the world, producers use coke, which is derived from coal, as both a fuel for the furnaces and a source of carbon.

In Brazil, pig iron manufacturers use charcoal instead, says Donald Sadoway, a professor in the department of materials science and engineering at Massachusetts Institute of Technology in Cambridge. The charcoal comes from places like Transcametá, the camp raided in September.

The scene at Transcametá is primitive. A man stoops to light a pyre of wood he's packed into a kiln, and he winces from the smoke. The wood will smolder for eight days until it turns into charcoal. Another man is on his knees, panting, his eyes bloodshot. He claws with callused hands at fist-sized chunks of charcoal in a kiln and throws them onto a pile.

As the raid unfolds, five labor inspectors, six police officers and prosecutor Lopes fan out across the jungle clearing. In a five-day inspection, they photograph the areas around the kilns and barracks, and they interview workers.

Dos Reis, the laborer from Teresina, watches from the windowless, tin-roofed shack where workers live, 100 feet from the kilns. "Sometimes it gets so hot in here you don't want to come in," he says. Dos Reis coughs up a glob of black spittle. In July, he contracted malaria from the mosquitoes that swarm the camp, medical records show, and he says he gets exhausted early in the day and has to stop work. Twenty feet away, a man walks by a patch of ground covered with human excrement that serves as a camp bathroom.

'Forced labor is widespread, and there's very little anyone can do about it,' a Peruvian official says.

Dos Reis came to the area in August 2005, following a brother who had found work in Tucuruí. Dos Reis started working at Transcametá in November 2005. The laborer is trying to support a 9-year-old daughter he left at home. He says he hasn't been paid in more than three months. He says he's working anyway because he's afraid he won't see any wages if he leaves.

As dos Reis tells his story, two men come up a steep, slippery trail, carrying buckets filled with water from a shallow well. It's the only drinking water the workers have. In the same gully, two young women who serve as the camp cooks and laundresses wash ripped shirts and pants in stagnant green water. Two men stand in the waist-deep water, scrubbing black charcoal off their chests.

At a nearby charcoal camp called Carvoaria do Jorge, raided on the same day, inspectors find Pedro da Silva Conceição tending kilns. Conceição, dressed in shorts and flip-flops and caked in dust, says he hasn't been paid in four months. He says his boss told him he'd accumulated 9,000 reais ($4,186) in debt for food and shelter. "I don't understand where all that debt comes from," Conceição, 63, says. "I guess I just have to pay it off little by little, but it will take a long time."

The Transcametá and do Jorge raids are peaceful. Not all of them are. During a Feb. 8 inspection of a cattle ranch in the southwestern Amazon, Inspector Silva says, he cowered in a



Top, two exhausted workers lie on makeshift beds at a gold camp in Peru. Above, a woman sits with her baby near a mine.

bathroom as six gunmen opened fire, sparking a 10-minute shootout with police. On Jan. 28, 2003, gunmen shot and killed three labor ministry inspectors and their driver execution style at a farm near Unai, Brazil. "You can't underestimate what's at stake here," Silva says. "People are willing to defend slavery by force."



Wilma [illegible] says her baby died because her boss wouldn't help her when she worked in a Peruvian slave camp.

Labor prosecutor Lopes concludes that Cosipar is responsible for conditions at Transcametá. On the fourth day of the inspection, a representative of Cosipar and the camp's owner sign an agreement with the prosecutor. Cosipar, without admitting it was the formal employer of the workers, agrees to pay back wages and damages and to improve bathrooms and barracks at the camp. Dos Reis was paid $2,253 for three months' back wages and damages, according to the labor ministry. The agreement, dated Sept. 5, says there are "absolutely degrading conditions" at the camp, with "total violation of minimum principles of human dignity for the workers."

Cosipar's Monteiro says the agreement doesn't use the word *slavery*. "If it were slavery, why don't they put it in here?" he says, pointing to the document. Lopes says that his inspectors



A worker stands in mercury-contaminated water at a Peruvian gold mine camp.



did find slavery at the camp. He says he didn't write that Cosipar used slavery because he wanted the company to sign the agreement immediately, pay the workers and make improvements. He says he routinely words documents that way in order to help workers as quickly as possible.



Brazilian law defines slavery as severely degrading work conditions. In almost all cases, inspectors found workers hadn't been paid in months. The ILO defines forced labor as work performed involuntarily under threat of penalty. Workers are paid little or no money and face physical or psychological coercion, the ILO says.

In the making of charcoal, illicit deforestation and illegal work conditions go hand in hand, says Silas Zen, forestry director at Ferro Gusa Carajás, a pig iron plant in Marabá, Brazil. Zen says pig iron producers buy charcoal from illegal camps because it would take at least a decade to grow trees and provide enough wood to make the charcoal to meet their needs. He says his company uses no slave labor to make its charcoal; it relies on its own employees and its own eucalyptus forest, which covers an area the size of New York City.

Ferro Gusa Carajás is a joint venture owned by Nucor and Cia. Vale do Rio Doce, or CVRD, the world's largest producer of iron ore. A tour of the company's forests, about 124 miles east of Marabá, shows markedly different conditions from those at Transcametá. In one clearing, about 100 kilns are lined up. Workers wear beige work uniforms, hard hats and company-issued steel-toed boots. Fire extinguishers are close at hand, and there's a first-aid station, a cafeteria and a shower house for workers. The plant in Marabá is the only iron smelter in the Carajás region that gets all of its charcoal from legal suppliers, Zen says. "The truth is that if the government today insisted that the industry here use only 100 percent certifiably legal charcoal, the whole industry, with the exception of our plant, would have to shut down," he says.

Cosipar says it has a program to grow its own trees for making charcoal. By 2014, the company will have planted enough trees to supply all of its charcoal needs, Monteiro says. The company is also starting to use coking coal, which will help reduce its charcoal consumption by 37 percent by 2009, he says.

On Aug. 13, 2004, 14 pig iron producers in Brazil, including Cosipar, signed a pact called a "commitment to end slave labor." The industry promised the government it would work to identify suppliers using slaves. "Degrading work and slave labor are serious human violations," the pledge said. The pig iron companies set up an association to "assure dignity for workers in the pig iron production chain." The group hired auditors to inspect charcoal camps for slavery. Since then, the group has decertified 125 charcoal suppliers for failing such inspections, according to its Web site.

In February and June, months before Brazil's Special Mobile Enforcement Group raided Transcametá and concluded the camp used slave labor, the trade group's auditors inspected the same site. The trade group allowed the camp to remain open and supply Cosipar, and it requested new bathrooms and sleeping quarters, Monteiro says.

The government task force has determined that some pig iron companies aren't abiding by the pact. In the past two years, inspectors have raided at least seven charcoal camps that supply pig iron exporters and removed workers they determined to be slaves, Campos says.

On March 9, inspectors raided a camp in Dom Eliseu in

In 2004, Brazilian pig iron makers signed an agreement to 'end slave labor.'

Below, shops near Peruvian slave camps sell Volvo parts. Right, Cuatro Amigos gold mine camp near Huepetuhe, Peru



Above, Delta 1, a gold-mining town in Peru. Right, a silt-choked river amid the gold mines in Peru. Far right, workers pump gold-laden mud from an open pit mine in an Amazon clearing.

the southeastern Amazon and discovered 13 workers in conditions "analogous to slavery," a government report says. The camp, Fazenda Turmalina, was selling all of its production to Siderúrgica do Maranhão SA, or Simasa, according to statements taken from a company representative. Recife-based Simasa, which is owned by industrial group Queiroz Galvão SA, counts Nucor as a "main customer" through its brokers, spokesman Paulo Afonso wrote in an e-mail response to questions.

On April 1, inspectors raided Carvoaria do Gute, another charcoal camp in Dom Eliseu that supplies Simasa. The camp, which had been decertified by the industry's own anti-slavery group, was still open and inspectors "rescued" 18 workers there, government documents show. Simasa spokesman Luis Gomes says the company condemns the use of slave labor and has stopped buying from charcoal camps accused of illegal activities. Campos says a rescue of workers takes place when inspectors have determined the people were slaves who had to be paid.

On May 18, inspectors raided Carvoaria do Mineiro, a charcoal camp in São Geraldo do Araguaia that was supplying Usina Siderúrgica de Marabá SA, known as Usimar, according to a government report. The men had been recruited from a town about 100 miles away and had never been paid, aside from small advances for food, inspectors found. The officials identified three children at the camp. The inspectors rescued 22 people. Usimar agreed to pay a total of $46,339 of back wages and damages to the laborers, the report says. Usimar officials didn't respond to requests for comment.

'We'll pay those who are really working,' says the foreman at a gold mine slave camp in Peru.



The challenge that major companies face in vouching for the integrity of supply chains that stretch back to camps in the Amazon can be seen in the case of Cosipar.

The charcoal from Transcametá is loaded into trucks and taken to Cosipar's pig iron plant in an industrial district in Marabá, 1,300 miles north of Rio de Janeiro. During a Sept. 20 visit to the Marabá plant, 60 trucks loaded with charcoal are lined up outside the factory. Charcoal and iron ore move on a conveyor belt to the top of a six-story, rust-colored blast furnace, which is tended by workers in hard hats and protective suits.

A stream of water bathes the roaring furnace to keep it from overheating. The pig iron cools into 11-pound ingots about the size of soft-drink cans, which are taken by truck to the port of Barcarena, near Belém on the Atlantic coast. Some of the pig iron is put on rail cars and transported to the port of São Luís. At the ports, the pig iron is loaded onto ships.



Tito Hurtado wasn't paid anything for three months of work at the Cuatro Amigos gold mine in Peru.

'I don't think that slavery exists in Latin America,' an executive at the largest U.S. mahogany importer says.

Most of the 330,000 tons of pig iron Cosipar expects to produce this year will be shipped to the U.S., mainly via New Orleans, Monteiro says. National Material Trading has been Cosipar's broker in the U.S. for nine years.

One buyer of National Material Trading's Brazilian pig iron has been Ford's casting plant near Cleveland, which mixes pig iron with scrap metal to make engine parts. The plant builds engine blocks for F-150 pickups, Focus sedans and Explorer and Expedition SUVs. Ford halted purchases from National Material Trading on Oct. 5. The company will make sure none of its suppliers buys materials made by slaves and will change suppliers if necessary, Ford's Brown says.

Intat Precision Inc., a Rushville, Indiana–based foundry and casting company owned by an affiliate of Toyota, buys Brazilian pig iron from National Material Trading to make steel in two foundries, says Andy Lambros, Intat's chief metal buyer. Intat produces engine parts for Toyota, according to Intat's Web site, including engine brackets for Avalon sedans, exhaust flanges for Camry sedans, brake drums for Tacoma pickups, brake rotors for Tundra pickups and parts for Lexus RX 330 SUVs.

Intat parts end up at Toyota factories, including the company's largest U.S. plant, located in Georgetown, Kentucky. Intat has been buying Brazilian pig iron from National Material Trading since 1990. Intat prefers Brazilian pig iron because it rarely varies in chemical makeup, Lambros says. Intat is owned by Toyota City, Japan–based auto parts manufacturer Aisin Seiki Co. Toyota is Aisin's principal stockholder.

In a written response, Lambros says Intat isn't aware of using any products traced to slave labor. "Intat does not condone to any degree the abuses you outlined," he wrote. "We will take every step necessary to purchase materials from suppliers and subsuppliers that respect the rights of all people. Intat is now taking actions to review our entire supplier chain."

Brazilian pig iron also goes into sinks and bathtubs. Kohler has been buying about 900 tons of pig iron from Brazil yearly from National Material Trading, says Kevin Fair, Kohler's metals buyer for sinks and tubs. Kohler feeds the pig iron into a foundry in Wisconsin to make the base for enameled bathtubs and kitchen sinks. "Anything we make out of cast iron uses pig iron, and a lot of it comes from Brazil," Fair says.

Kohler's Cassidy says the company forbids suppliers and their subcontractors from using slave labor. He says Kohler has stopped buying pig iron from National Material Trading so it can investigate the Brazilian government's findings.

Waupaca, Wisconsin–based foundry and casting company ThyssenKrupp Waupaca Inc. buys about 35,000 tons of pig iron a month from National Material Trading to make parts for DaimlerChrysler, Ford, GM, Nissan and Toyota, says Doug Pohl, who purchases metals for ThyssenKrupp Waupaca, a unit of

ThyssenKrupp AG, Germany's biggest steelmaker. The company also makes brake calipers for the Honda Civic, according to its Web site. "Virtually every model that Ford and GM sell have our parts," he says. The pig iron the company uses is made to its specifications by Cosipar and purchased from National Material Trading, Pohl says.

Honda says it's conducting an investigation into the slavery question. "Honda does not tolerate any unfair or inhumane labor practice," spokesman David Iida says.

ThyssenKrupp spokesman Christian König says he's surprised to learn about the use of slave labor. "ThyssenKrupp Waupaca is committed to policies that promote, and do not diminish, social responsibility," he says. "We are looking into your allegations."

ThyssenKrupp Waupaca also makes brake drums and weights for Deere & Co. tractors and combines. Moline, Illinois-based Deere is investigating whether parts it buys from Waupaca contain Brazilian pig iron, Deere spokesman



Rising waters caused by silt flowing from nearby gold mines fill the streets of Huepetuhe, Peru, with fetid, sewage-tainted muddy water.

Ken Golden says. "John Deere will not engage in or support the use of forced or involuntary labor and will not purchase materials or services from a supplier utilizing forced or involuntary labor," he says.

While Brazilian authorities have made some headway in tracing the use of pig iron that originates with slaves, their counterparts in Peru have had little success tracking the trail of a more precious commodity that also starts with forced labor: gold. "There's really no information," says Guillermo Miranda, who heads a Peruvian government task force directed against forced labor. "There's no structure out there to measure the problem."

'We're talking about people forced to work in the worst conditions imaginable, without pay,' Peruvian judge Juan Climaco says.

About 25,000 people work in gold-panning sites in the Amazon, producing more than 7 metric tons a year. There are at least 2,000 such mines, which have turned 125 miles of rain forest into a moonscape of scarred mounds and rivers choked with mercury-tainted silt. The gold makes its way into some of the biggest banks in the world, says Grant Angwin, a Salt Lake City-based general manager at London-based gold refiner Johnson Matthey Plc, which buys most of the gold from the area. Angwin declined to comment about slavery.

Thousands of miners go without pay for months and are not permitted to leave, says Juan Climaco, a judge based in Huepetuhe, a town of 12,000 in the Peruvian Amazon, who's investigating more than 30 slavery cases. "We are talking about people forced to work in the worst conditions imaginable, without pay, and they really have no way out," Climaco, 38, says.

In Delta 1, a mining town on the western edge of the Amazon, Wilma Huamani Sacsi cries as she recalls the death of her son, Luis Alberto, weeks before he would have turned two. She'd been working without pay as a cook in a gold mine for five months until late April, when her son grew gravely ill. He had crawled in the dirt at her feet and eaten the same watery soup, rice, beans and bits of meat she prepared for the miners. "This is exploitation of the worst kind," Huamani, 33, says. "I know that. No one has the right to treat another human being like this."

Luis Alberto's belly grew swollen from a kidney infection. Huamani begged her boss, Chedo Mateos, for enough money to visit a health clinic, she says. "I needed the money to save my little boy, but the boss just screamed at me and told me to go back to work," she says. Mateos couldn't be located for comment.

Huamani says she set out on foot, walking 14 miles to the nearest clinic, cradling her son in her arms. Maguin, the doctor at a clinic in Delta 1, says he told her she needed to make a 120-mile journey to a hospital to save her son. Huamani begged on the streets for money to pay for the next leg of her journey. By the time she had raised the money, it was too late. Luis Alberto died on May 17, Maguin says. "I had to bring him all the way back here, dead in my arms," Huamani says, sobbing. "I didn't even have enough money for a coffin. We had to bury my little boy in the dirt across the river."

Huamani coughs frequently, her 5-foot-2-inch frame shuddering because she's suffering from tuberculosis, Maguin says. She came to the area from a farm near Cuzco in Peru's impoverished Andean Altiplano plateau, where there are few jobs. She's found part-time work in a restaurant in Delta 1, hoping to scrape together enough money for the journey home.

Slavery frequently brings sickness and death, Maguin says. About 90 percent of the children he treats have intestinal parasites from drinking polluted water, playing in the mud in the streets or swimming in streams where sewage flows, he says. "Unfortunately, cases like this aren't that uncommon," says Santos Cordero, a 55-year-old shopkeeper who volunteers as the sole representative of Peru's central government in Delta 1. When workers bring him a complaint, Cordero contacts government ministries.

Men and women take jobs in slave camps because there's no work to be found at home. About 100 miles from Cuzco, Helena Condori has been sharing her family's adobe hut on a wind-swept plateau with her sister and two nephews. Condori, 37, is starting to worry. Her brother-in-law, Tito Hurtado, left in April, lured by the promise of jobs in gold mines on the other side of the snow-capped Andean peaks. Hurtado, 25, wanted to send money to his wife, Rosana Condori, to put their 8-year-old son through school and buy milk and clothes for their 1-year-old daughter.



Alexandre Pereira dos Reis hadn't been paid for three months of work at a Brazil charcoal camp when inspectors raided it and freed him.

Hurtado found work at Cuatro Amigos, or Four Friends, a mine near a fetid heap of mud close to Huepetuhe. He says he hasn't been paid in the three months he's been there. "I want to leave, but it's hard, because if you try to leave, you don't get paid," he says. "You really have no choice. They treat us like slaves."

Hurtado says the camp foreman, Walter Chungue, told him to be patient. He says he's afraid to leave because Chungue could then claim he abandoned his job and never pay him.

Chungue, 35, says some of the men at the camp haven't been paid because they aren't working as hard as they should. "We'll pay those who are really working," he says.

The 91-degree-Fahrenheit tropical heat is turning the June morning's rain into steam, and Hurtado won't have a work break until 1 p.m., two hours away. He's directing the driver of a Volvo truck to dump 15 tons of gold-flecked mud into a chute atop a 40-foot-high mud heap.

Göteborg, Sweden–based Volvo AB, Europe's second-largest truckmaker, supplies most of the machinery used in the gold camps near Huepetuhe, says Jean Falvy, who until August was sales manager at an independent Volvo distributor in Lima, Peru. Volvo spokesman Marten Wikforss says the company has sold 71 Volvo trucks and 135 pieces of heavy equipment in the area from 1992 to 2003. Mine operators using that equipment buy about $100,000 in spare parts monthly, Falvy says. "It's an important market for Volvo in Peru," he says.

'I want to leave, but it's hard,' a gold mine worker says. 'You really have no choice.'

Wikforss says the company can't keep track of how its equipment is used, and it hasn't heard of forced labor being used by its customers. "In some instances, there are deplorable working conditions in Peru, but none of our employees has heard anything to the effect of slave labor," he says. "It's possible that independent Volvo dealers have sold to them. I can't rule that out."

Climaco, the judge in Huepetuhe, has collected 39 complaints in the first half of this year from mineworkers who haven't been paid. "This kind of thing is widespread," Climaco says at the Cuatro Amigos mine. "The labor conditions are truly horrible. It's staggering to witness."

At Cuatro Amigos, two mud-drenched men crouch in wooden stalls on each side of a chute and direct fire hoses onto the mud to liquefy it. The mud races down the wooden slide, leaving behind specks of gold. The rest oozes into a 1-square-mile mud flat that's choked every tree and plant it touches.

A few hundred miles to the north, in a swath of the Peruvian Amazon near Brazil, an estimated 33,000 people work as forced laborers in logging camps, according to a 2005 report by the ILO. The report was endorsed by the Peruvian government.

On Sept. 25, 2004, Ramón Pizango lost his footing while hauling a mahogany log across a slippery trail in the Amazon, says his brother, Geyner, who was working with him. A 330-pound timber slammed onto Ramón's back. Ramón, Geyner, another brother, a half brother and three friends were illegally felling mahogany. They had been recruited in July 2004 by a logging broker in Pucallpa, a mahogany port, and hadn't been paid for two months. Ramón lay in pain from the injury at the camp for a month without any medical attention, his two brothers say. Then, on Oct. 22, 2004, a Brazilian army patrol raided the camp and accused the workers of being in Brazil, not Peru, to log mahogany illegally.

The troops dynamited the mahogany logs, burned the camp and jailed the men in Brazil for more than two months, Geyner,

29, says. His mother, Casilda Shapiama Martínez, says Ramón was gaunt, jaundiced and bedridden when he was deported to Peru on Jan. 7, 2005. Eight months later, Ramón died at the age of 22 after being treated at the Regional Municipal Hospital in Pucallpa, according to medical records. He'd been diagnosed with AIDS, the records show.

"It's hard to think of worse exploitation than what we went through," says Geyner, who has sunken cheeks and a wiry frame. "The Brazilians called us modern slaves, and they were right. We were sent into the jungle, imprisoned for trying to make an honest wage and treated like animals."

Andersen window maker spokeswoman Maureen McDonough says the company stopped using Peruvian mahogany on Oct. 1. "We are aware that business dealings in Peru are challenging, at best," she says. Bayport, Minnesota-based Andersen is now buying mahogany from Africa because the company can better trace its source, she says.

An investigation conducted in 2005 by Peru's environmental regulator found that Maderera Bozovich SAC, Peru's largest timber exporter, and two rivals had bought 53 shipments of mahogany with falsified permits during a six-month period. The government has revoked the right to log from 28 groups after discovering they were selling hardwood that was felled illegally. "There is a lot of rain forest to watch over," says Carlos Chamochumbi, president of the Peruvian government's Multi-Sector Commission to Fight Against Illegal Logging. "There is a lot of corruption." He says slaves are used in illegal logging operations.

Casilda Shapiama Martínez stands with a photo of her son **Ramón Pizango**, who died at the age of 22 after being enslaved in Peru.

Nearly all of the 70,000 guitars that Nazareth, Pennsylvania-based C.F. Martin sells annually contain Peruvian mahogany, CEO Christian Martin says. Martin says he will still use the wood because his main importer, T. Baird McIlvain International Co., says it's legally harvested. Dick Boak, a Martin spokesman, says the company will work to clean up its supply chain. "We want to do the right thing," he says. "It's our desire to participate in any way we can to clean this up."

Hugh Reitz, who oversees imports at TBM Hardwoods Inc. in King of Prussia, Pennsylvania, says he knows of no slavery in Peru. TBM and T. Baird McIlvain International, which are part of the same company, imported about 3 million board feet of mahogany last year, making it the largest U.S. importer of the wood in 2005. "I've never seen it in Latin America in my entire life," Reitz, 33, says. "To be honest, I don't think that slavery exists in Latin America."

Throughout Latin America, slave drivers resist government crackdowns. In Peru's mahogany province of Ucayali, there's been only one attempt to inspect a suspected slave camp, says Luis Alberto Oballe, the chief labor ministry inspector in the province.

Miranda, of Peru's anti-slavery commission, says slave labor is most common in illegal logging. "The use of forced labor appears to be widespread, and there's very little anyone can do about it," Miranda says.

The illegal logging commission estimated in 2003 that 95 percent of all mahogany is exported illegally. Chamochumbi, the commission's president, now puts that figure at 40 percent. On its Web site, the commission says mahogany logging is run by a "mafia that operates across the country and is sustained politically and economically by big exporters."

In Peru, the government makes an effort to stop slavery, and almost no one notices. In Brazil, the government sends out its task forces, and when the inspectors return to camps they've closed, they find them reopened, with new slaves, says Brazilian anti-slavery official Campos.

The products of slave labor enter the U.S. economy because corporations don't ask their suppliers enough questions and haven't worked to root out slavery, says Seungjin Whang, co-director of the Stanford Graduate School of Business's Global Supply Chain Management Forum in Stanford, California. "The major companies should be jointly responsible for labor practices with their suppliers and their suppliers' suppliers," Whang says.

Bales of Free the Slaves says all corporations have a responsibility to find the source of products they buy and sell. "Companies have an absolute obligation to understand what's in their supply chain and review it from a moral and a human standpoint," says Bales, a sociology professor at Roehampton University in London. "Slavery is theft of life. It's just about the most profound loss of human dignity that you can have, short of murder."

In the Brazilian Amazon, dos Reis watches police and labor inspectors talk to workers at the Transcametá camp. He leans against a shack, exhausted. "I'm still not the man I used to be," dos Reis says, his bloodshot eyes watering from another day in the smoke and heat. "And I don't know if I ever will be."

MICHAEL SMITH is a senior writer at Bloomberg News in Santiago. DAVID VOREACOS covers federal courts in Newark. With additional reporting by JEB BLOUNT in Rio de Janeiro and JOHN LIPPERT in Detroit.
mssmith@bloomberg.net
dvoreacos@bloomberg.net

For labor-related news, type NI LABOR <Go>.

KAREL NAVARRO/GETTY IMAGES



From: CFLETTERS
Sent: Tuesday, February 26, 2008 10:53 AM
To:
Cc:
Subject: FW: Domini Response to Nucor Challenge

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Tuesday, February 26, 2008 10:46 AM
To: CFLETTERS
Cc: Emily Vaughn; Mike Delaney; svickers@chw.edu; Mark.Regier@mma-online.org; Judy Byron; Daniel_Nielsen@gbophb.org; Susan Baker Martin; SUSAN MIKA
Subject: RE: Domini Response to Nucor Challenge

Ladies and Gentlemen:

I am writing to correct an inadvertent misstatement of fact in our response to Nucor's No-Action request. On page 5, third paragraph of Section IIIA, I stated that the ILO estimates that there are more than one million slaves in Brazil. In fact, the ILO estimate refers to Latin America. Estimates vary regarding the number of slaves currently in Brazil. I have seen figures ranging between 25,000 and 40,000, but no certain figures are available.

I do not believe that this misstatement alters in any way the point that slavery in Brazil is a significant social policy issue, a point that Nucor concedes.

Sincerely,

Adam Kanzer

Adam M. Kanzer
Managing Director & General Counsel
Domini Social Investments LLC

mailto:akanzer@domini.com, URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1027, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

From: Adam Kanzer
Sent: Tuesday, February 12, 2008 5:40 PM
To: cfletters@sec.gov
Cc: 'Emily Vaughn'; 'Mike Delaney'; svickers@chw.edu; 'Mark.Regier@mma-online.org'; 'Judy Byron'; Daniel_Nielsen@gbophb.org; 'Susan Baker Martin'; 'SUSAN MIKA'
Subject: Domini Response to Nucor Challenge
Importance: High

Ladies and Gentlemen:

Attached, please find Domini Social Investments' response to Nucor's No-Action Request.

Sincerely,



Adam Kanzer

Adam M. Kanzer
Managing Director & General Counsel
Domini Social Investments LLC

mailto:akanzer@domini.com, URL:http://www.domini.com
536 Broadway, 7th Floor, New York, NY 10012-3915
Direct: 212-217-1027, Main: 212-217-1100, Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nucor Corporation
Incoming letter dated January 4, 2008

The proposal requests that the board of directors review Nucor's policies and practices related to its global operations and supply chain to assess areas where Nucor needs to adopt and implement additional policies to ensure the protection of fundamental human rights and report its findings to shareholders.

We are unable to concur in your view that Nucor may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Nucor may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Nucor may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Nucor may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel


END